Brookfield Properties Corporation

2004 Annual Report

Financial Results

Brookfield Properties Corporation

Brookfield Properties Corporation is committed to building shareholder value by investing in premier quality office properties and actively managing our assets to maximize return on capital.

Our focused strategy of investing in high-growth markets, pro-actively leasing to top-tier tenants, along with disciplined asset and capital management programs, has enabled us to produce consistently strong results throughout economic cycles, delivering long-term growth for shareholders.

Selected Financial Highlights(1)

All amounts expressed in US dollars unless otherwise noted

(Millions, except per share information)	2004	2003		2002	2001	2000
Results of operations
Commercial property net operating income and gains	$743	$697		$660	$672	$611
Funds from operations and gains	501	460		374	334	268
Net income	242	279		236	202	140
Return on equity	22.7%	23.3%		20.2%	18.7%	16.1%

Per diluted common share
Funds from operations and gains	$2.93	$2.78		$2.18	$1.92	$1.56
Funds from operations excluding straight-line rent, lease termination income and gains	2.41	2.15		1.87	1.63	1.45
Net income	1.28	1.63		1.34	1.12	0.76
Dividends	0.62	2.50	(2)	0.40	0.33	0.25
Book value	13.19	12.31		11.07	10.27	10.06
Closing market price — NYSE	37.40	28.70		18.20	15.45	16.35

Financial position
Total assets	$8,491	$8,097		$7,450	$7,419	$8,123
Capital base	3,254	2,997		2,433	2,353	2,390
Fully diluted common shareholders’ equity	2,093	1,965		1,819	1,691	1,682

(1)	Excludes Brookfield Homes Corporation which was distributed to common shareholders on January 6, 2003

(2)	Includes the distribution of Brookfield Homes Corporation valued at $2.00 per common share

Ric Clark, President and Chief Executive Officer, Brookfield Properties Corporation

We take great pride in our accomplishments during 2004 and we remain excited about Brookfield’s future.

Dear Shareholders,

2004 was another year of solid financial and operating performance for Brookfield. It was a year in which our revenue grew, our funds from operations grew — in fact our funds from operations per share excluding gains and accounting changes grew by 12%, the seventh uninterrupted year of double digit growth — our vacancy declined and our common share price increased meaningfully.

     We take great pride in our accomplishments during 2004 given the challenging market and economic conditions that prevailed in most of our markets for the fourth consecutive year. Achieving record results under these circumstances was the product of our diligent investment strategy, the execution of our proven business model that maximizes performance throughout business cycles, and the efforts of our pro-active and motivated management team.

     We closed the year with an encouraging amount of positive momentum and improving market conditions in virtually all of our primary markets.

     Our U.S. and Canadian operations worked hard during the year to accomplish the major goals that we established, not only achieving strong results but positioning us well to capitalize on the improving economy and market conditions moving forward.

Highlights of 2004

•	Generated record funds from operations and gains of $501 million or $2.93 per share, up from $460 million or $2.78 per share during 2003.

•	Generated record funds from operations excluding straight-line rent, lease termination income and gains of $420 million or $2.41 per share, up from $361 million or $2.15 per share during 2003.

•	Achieved a 20% return on equity, excluding gains.

•	Leased 3.6 million square feet of space during the year versus 900,000 square feet of expiries.

•	Participated in three of the largest office deals in North America: an 800,000 square foot sublease to PricewaterhouseCoopers at 300 Madison Avenue in New York City; a 460,000 square foot lease to Cadwalader, Wickersham & Taft at One World Financial Center in New York City; and a 331,000 square foot lease to the Canadian Imperial Bank of Commerce at the Atrium on Bay property in Toronto.

•	Lowered portfolio vacancy by 110 basis points to 4.8% and 2005 portfolio rollover exposure by 270 basis points from 7.2% to 4.5%.

•	Generated approximately $1 billion of liquidity consisting of free cash flow, nonstrategic asset sales, preferred share issuances and other financing activities.

•	Redeployed this capital through acquisitions, purchasing 1.4 million of our common shares, repayment of more costly debt and preferred shares, and by making various other real estate investments.

•	Expanded to a three-building, 1.6 million square foot portfolio in Washington, D.C. with the acquisition of two additional properties, 701 9th Street in the District and Potomac Tower in Rosslyn, V.A.

•	Realized a total return to shareholders of 33%, including a $9 increase in share price to $37.40. As investors continued to view real estate stocks as an attractive investment, the entire sector experienced multiple expansion and resulting share price appreciation. From a financial performance standpoint, Brookfield in particular was a stand-out among the group, given our double digit growth in funds from operations per share.

•	Continued to improve corporate governance practices, building upon the initiatives that we undertook in 2002 and 2003. For 2004, our Board of Directors instituted a formal procedure for evaluating Board and Committee performance and introduced the requirement that each member of the board own a minimum amount of equity in the company.

Outlook

As we enter the new year and plan our affairs for 2005, we are encouraged by the positive signs that we are seeing. In the supply-constrained markets in which we are primarily invested, we see an increase in tenant demand, particularly for high quality office properties such as the ones that we own.

     Most economic indicators such as corporate profits, investment and gross domestic product are improving. Job growth data even suggests a modest recovery. Sustained job growth is, of course, the key to a bright future and, for the first time in four years, the economy is moving in the right direction. Internally, it is interesting to note that one quarter of our leasing activity during 2004, 855,000 square feet, was to our existing tenants looking to accommodate internal expansion. In contrast, we leased 300,000 square feet of expansion space to tenants in each of 2003 and 2002, a trend that may well indicate that businesses are again focusing on facilitating top-line growth.

     As we begin to emerge from four years of tough market fundamentals, we are heartened by the fact that relative to past market cycles, the vacancy rates in our primary markets are significantly lower than at the same point in past cycles. Using the Manhattan market as an example, a market which represents 56% of Brookfield’s net operating income, the overall vacancy rate peaked at 18.5% at the bottom of the last cycle. Although vacancy peaked at 12.5% thirteen months ago, today it stands at 11.1%, 110 basis points from what most believe is the equilibrium point, where rental rates spike and transaction costs narrow.

     We view this disparity as very meaningful and believe that as our primary markets continue to improve, development will play an important role in facilitating business expansion. As such, monetizing the six million square feet of office development inventory that we own and control will be an important contributor to our future growth. Of course, we will continue to approach development on a measured risk/reward basis.

     On the acquisition front, investor demand for well-leased, high quality office properties strengthened as the year progressed. While this makes our properties even more valuable, it also means that accretive acquisitions that meet our investment criteria are even harder to find. To stay competitive, we are sourcing acquisitions with joint venture partners who are looking to team up with experienced operators. This approach enhances our returns through fees earned in exchange for our expertise.

     Although there is ample reason to be optimistic about the future, and we are, it would be imprudent to depart from our disciplined, focused strategy to property management and investing. For 2005, our strategic plan remains virtually the same as the objectives we shared with you last year with a specific emphasis on four principle themes: sign leases in advance of maturities; aggressively and prudently invest our ample liquidity; acquire our common shares which we believe remain undervalued; and as our core markets rebound, capitalize on our development inventory and expand our development capabilities.

Dividend Policy

Brookfield’s dividend policy has always been based on the belief that free cash flow should be utilized to grow the business, repurchase shares, and pay prudent sustainable dividends to shareholders at a level that is reflective of the company’s operating cash flows. The allocation of liquidity among these three categories is determined after a careful evaluation of all relevant factors with an aim to maximize value for shareholders over the long term.

     As Brookfield has benefited from substantial tax losses over the years, it has made sense for the company to reinvest the majority of our liquidity in activities designed to grow the business. In order to expand the appeal of Brookfield common shares to a wider audience, we are raising our quarterly dividend by 70%, and are distributing to shareholders one common share for every two shares held.

     This dividend increase is a reflection of our faith in the strength of Brookfield’s underlying business as leasing markets recover across North America.

In Closing

In closing, we are encouraged by the positive economic signs that we are seeing and believe that Brookfield’s sound strategy, strong balance sheet and desirable, high quality properties position us well to both capitalize upon opportunities that arise as the economy continues to strengthen and to deliver industry leading results.

     We also pay tribute to John “Bud” McCaig, a board member since 1995 and one of our great mentors, who passed away last month after a remarkable life as an entrepreneur, business leader, and philanthropist. Bud was an inspiration to us all and he will be deeply missed.

     On behalf of the management and Board of Directors, we remain excited about Brookfield’s future and thank you for your continued support.

Richard B. Clark
President and Chief Executive Officer
February 9, 2005

	1995	1996	1997	1998	1999

NET OPERATING INCOME AND GAINS (MILLIONS)	$103	$174	$346	$506	$569

PORTFOLIO SIZE (SQ. FT., MILLIONS)	23	26	32	34	33

MILESTONES	The Brookfield
Development
Corporation included:

Toronto
Bay Wellington Tower,
TD Canada Trust Tower,
BCE Place

Denver
Republic Plaza,
Trade Center,
Colorado State Bank
Building

Minneapolis
Dain Plaza,
33 South Sixth Street

Residential Operations:

Carma Corporation
(Land development)

Brookfield Homes	Acquired a 46% interest in Brookfield Financial Properties, formerly Olympia & York U.S.A., including:

New York
One, Two and Four
World Financial Center,
One Liberty Plaza,
245 Park Avenue

Boston
53 State Street

Other acquisitions:

Calgary
Fifth Avenue Place

Toronto
20% interest in
Atrium on Bay	Acquired an additional 24% interest in Brookfield Financial Properties.

Acquired a 45% interest in BPO Properties, formerly Gentra, including:

Toronto
HSBC Building

Other acquisitions:

Toronto
Exchange Tower Block,
Queen’s Quay Terminal

Boston
75 State Street
				Acquired an additional 19% interest in Brookfield Financial Properties bringing total ownership to 89%. Other acquisitions: Calgary Acquired a 50% interest in Petro-Canada Centre	Began trading on the New York Stock Exchange

2000	2001	2002	2003	2004

$611	$672	$660	$697	$743

46	45	46	46	46

Increased ownership in BPO Properties to 87%

New York
Acquired 300 Madison Avenue development site in Midtown Manhattan and commenced construction

Boston
Sold a 49% interest in 53 State Street and 75 State Street

Calgary
Acquired Bankers Hall complex
Toronto
Acquired a 50% joint venture interest in the Bay-Adelaide Centre

Acquired a 25% interest in Hudson’s Bay Centre development site

Calgary
Sold a 50% interest in Fifth Avenue Place

Vancouver
Acquired Royal Centre	New York
Acquired a 100% interest in 51% of Three World Financial Center

Toronto
Sold a 50% interest in Exchange Tower

Acquired an additional 30% interest in Atrium on Bay

Calgary
Sold a 50% interest in Bankers Hall complex

Acquired a 20% interest in Gulf Canada Square	Increased ownership in Brookfield Financial Properties to 99%

Increased ownership in BPO Properties to 89% Spun off Brookfield Homes

New York
300 Madison Avenue
development completed

Sold a 49% interest in 245 Park Avenue

Washington, D.C.
			Acquired 1625 Eye Street, N.W.	Washington, D.C. Acquired 701 Ninth Street, N.W., and Potomac Tower Toronto Completed Hudson’s Bay Centre development Calgary Sold 20% interest in Gulf Canada Square

A Decade of Growth: Building the Portfolio

Premier Office Properties

From the World Financial Center in New York to BCE Place in Toronto, from Bankers Hall in Calgary to Exchange Place in Boston, Brookfield’s portfolio is distinguished by the quality and prime location of its landmark properties. Our strategy is to acquire well-located, modern office buildings in high-growth markets that are attractive to large users of space. Our primary markets have strong local economies that produce stable demand for office space and high barriers to entry — both physical and regulatory — that protect the supply of new office development and give them an edge during market cycles. During peak periods, high quality assets foster maximum demand and lower vacancy and rollover rates, and during periods of weak demand, a “flight to quality” ensures these assets remain well-leased. We continue to seek out opportunities to expand our presence further in our primary markets and select new markets.

Portfolio Attributes

•	46 properties and development sites

•	46 million square feet

•	95.2% occupancy

Premier Asset Qualities

•	Central business district locations

•	Technologically-advanced Class A properties

•	Diverse, high-quality tenant base

Primary Market Characteristics

•	High-growth cities

•	Strong local economies

•	Supply-constrained with barriers to entry

from left to right:

The World Financial Center
new york

Four unique office towers, extensive public spaces and the spectacular Winter Garden comprise the eight-million square foot World Financial Center on the Hudson River.

BCE Place
toronto

The landmark towers are located in the heart of the financial district, home to the world’s most prestigious financial, commercial and legal firms, as well as the Hockey Hall of Fame.

Bankers Hall
calgary

Encompassing an entire city block, Bankers Hall is the focal point of downtown Calgary. Two 47-story office towers are joined by a spectacular four-level, sky-lit retail gallery.

75 & 53 State Street
boston

Modern and elegant, 75 State Street (front) and 53 State Street (back, also known as Exchange Place), are located on the street considered long renowned as the financial center of New England.

Pro-Active Asset Management

from left to right:

The Great Hall, 75 State Street
boston

An abundance of natural light accents the multi-hued patterns of marble and wood in this welcoming space.

Winter Garden, The World Financial Center
new york

A favorite cultural venue, the enormous indoor sanctuary features 16 palm trees and a ten-story barrel-vaulted glass ceiling.

Bankers Hall Atrium
calgary

The airy four-level retail gallery is capped by an angled eight-story high glass roof.

Allen Lambert Galleria, BCE Place
toronto

Under soaring arches, a sun-splashed streetscape provides a dramatic focal point to the city’s bustling financial district.

Brookfield believes that investing in top-quality properties in stable, high-growth markets backed by pro-active asset management and conservative capitalization produces both long-term growing cash flow streams and low-risk leverage at the asset level. With an occupancy rate of 97.3% in our primary markets and 95.2% throughout the overall portfolio, our tenant roster continues to be distinguished by diversified, high credit quality corporations, the majority of which have investment-grade ratings. These top financial and energy sector companies, along with governmental organizations, are drawn to Brookfield’s premier portfolio, utilizing large blocks of space and maintaining leases of significant duration. Brookfield’s industry-leading long-term lease profile is characterized by a ten-year average term, low vacancy and minimal lease maturities, thus limiting market risk. In 2004, we leased 3.6 million square feet, four times the amount contractually expiring.

Lease Maturities

     Brookfield has a strong track record of active asset management. We have leased approximately 22 million square feet of space since 1999 with an average lease term across the portfolio of ten years, and minimal near-term lease expiries as noted below:

	Currently	Leases Maturing In:								Total
	Available								2012 &	Leasable
City	(000’s sq. ft.)	2005	2006	2007	2008	2009	2010	2011	Beyond	Area
New York	196	304	231	75	252	75	487	193	9,408	11,221
Boston	60	161	264	60	376	15	169	367	691	2,163
Washington, D.C.	67	6	—	36	18	10	18	47	1,355	1,557
Toronto	268	511	307	326	316	441	534	535	3,552	6,790
Calgary	84	98	185	119	278	116	497	1,375	3,579	6,331
Subtotal	675	1,080	987	616	1,240	657	1,705	2,517	18,585	28,062
% of Total	2.2%	3.5%	3.2%	2.0%	4.1%	2.1%	5.6%	8.2%	50.7%	81.6%
Denver	360	237	170	180	559	159	229	150	973	3,017
Minneapolis	353	60	177	83	76	122	27	16	2,094	3,008
Other	64	10	57	72	29	47	56	25	567	927
Subtotal	777	307	404	335	664	328	312	191	3,634	6,952
% of Total	2.6%	1.0%	1.3%	1.1%	2.1%	1.1%	1.0%	0.7%	7.5%	18.4%
Total	1,452	1,387	1,391	951	1,904	985	2,017	2,708	22,219	35,014
% of Total	4.8%	4.5%	4.5%	3.1%	6.2%	3.2%	6.6%	8.9%	58.2%	100.0%

Portfolio by City

						Effective	Brookfield’s
						Ownership	Effective
	Number of	Leased	Office	Retail/Other	Leasable Area	Interest	Interest
	Properties	%	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	%	000’s Sq. Ft.
New York
World Financial Center
One	1	99.8	1,520	108	1,628	100	1,628
Two	1	100.0	2,455	36	2,491	100	2,491
Four	1	100.0	1,711	89	1,800	51	917
Retail		65.0	—	295	295	100	295
One Liberty Plaza	1	95.7	2,194	20	2,214	100	2,214
300 Madison Avenue	1	99.1	1,089	5	1,094	100	1,094
245 Park Avenue	1	98.4	1,630	62	1,692	51	863
Developments
Three World Financial Center	1	—	1,200	—	1,200	100	1,200
401 West 31st Street	1	—	2,500	—	2,500	100	2,500
Other	1	100.0	—	7	7	50	4

	9	98.2	14,299	622	14,921		13,206

Boston
53 State Street	1	95.2	1,091	70	1,161	51	592
75 State Street	1	99.0	742	260	1,002	51	511

	2	96.8	1,833	330	2,163		1,103

Washington, D.C.
1625 Eye Street	1	82.6	374	197	571	100	571
701 Ninth Street	1	100.0	340	207	547	100	547
Potomac Tower	1	100.0	236	203	439	100	439

	3	93.2	950	607	1,557		1,557

Toronto
BCE Place
TD Canada Trust Tower	1	99.5	1,126	17	1,143	50	572
Bay Wellington Tower	1	95.7	1,297	42	1,339	100	1,339
Retail, parking and office	2	99.6	137	809	946	75	705
Exchange Tower Block	2	98.3	1,136	257	1,393	58	812
HSBC Building	1	100.0	188	37	225	100	225
Queen’s Quay Terminal	1	89.2	428	75	503	100	503
Atrium on Bay	1	87.7	914	327	1,241	50	621
Developments
Bay-Adelaide Centre	1	—	1,800	—	1,800	50	900
Hudson’s Bay Centre	1	—	535	557	1,092	25	273
BCE Place III	1	—	800	—	800	65	520

	12	95.3	8,361	2,121	10,482		6,470

Calgary
Bankers Hall	4	98.1	1,948	1,250	3,198	50	1,599
Fifth Avenue Place	2	99.5	1,428	253	1,681	50	841
Petro-Canada Centre	2	97.9	1,707	245	1,952	50	976

	8	98.4	5,083	1,748	6,831		3,416

Denver
Republic Plaza
Office	1	82.3	1,247	—	1,247	100	1,247
Development and other	1	—	400	548	948	100	948
Trade Center	2	87.4	767	43	810	100	810
Colorado State Bank Building	1	91.4	412	—	412	50	206

	5	85.4	2,826	591	3,417		3,211

Minneapolis
33 South Sixth Street	2	83.5	1,082	695	1,777	100	1,777
Dain Plaza	2	89.0	593	638	1,231	100	1,231

	4	85.8	1,675	1,333	3,008		3,008

Other
Royal Centre, Vancouver	1	89.8	493	360	853	100	853
Other	2	96.2	2,570	4	2,574	100	2,574

	3	90.5	3,063	364	3,427		3,427

Total portfolio	46	95.2	38,090	7,716	45,806		35,398
Less: other shareholders’ interests							(1,125)
Brookfield’s net effective ownership interest							34,273

Financial Review

CONTENTS

Management’s Discussion and Analysis of the Financial Results	14

Overview	14

Operating Strategy	14

Operating Results	14

Funds from Operations	15

Net Income	16

Quarterly Results	23

Asset Profile	24

Commercial Properties	24

Development Properties	24

Receivables and Other	26

Capital Resources and Liquidity	27

Cash and Marketable Securities	27

Liabilities and Shareholders’ Interests	28

Commercial Property Debt	28

Accounts Payable and Other Liabilities	30

Minority Interests of Others in Properties	31

Preferred Shares — Subsidiaries and Corporate	31

Common Shares	32

Real Estate Industry and Risks	33

Outlook	36

Auditors’ Report	37

Consolidated Financial Statements	38

This annual report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management’s Discussion and Analysis of the Financial Results

OVERVIEW

Brookfield is a publicly-traded North American commercial real estate company listed on both the New York and Toronto stock exchanges under the symbol BPO. At December 31, 2004, the book value of Brookfield’s assets was $8.5 billion, 90% of which was invested in premier office properties. The company generated $501 million of funds from operations and gains or $2.93 per share in 2004.

The following discussion and analysis is intended to provide readers with an assessment of Brookfield’s performance over the past three years as well as the company’s financial position and future prospects. It should be read in conjunction with the audited consolidated financial statements and appended notes which are included on page 38 of this report. Much of the discussion of operating performance is based on funds from operations for reasons discussed on page 15. The company also provides a full reconciliation to net income and an assessment of its performance on the same basis. Additional information, including the company’s Annual Information Form, is available on the company’s Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.

OPERATING STRATEGY

Brookfield’s strategy is to own, develop and manage premier commercial properties in downtown locations of select cities in North America. Brookfield’s portfolio consists of 46 properties and development sites, predominantly office buildings, comprising 46 million square feet of rentable area and development capacity. The commercial property portfolio is focused in seven North American cities, with New York, Boston, Washington, D.C., Toronto and Calgary comprising 86% of the portfolio net operating income. Brookfield intends to continue its strategy of concentrating its operations within a select number of supply constrained markets with attractive tenant bases in order to maintain a meaningful presence and build on the strength of the company’s tenant relationships within these markets.

Additionally, Brookfield operates ancillary real estate service businesses which focus on enhancing the value and returns from the core commercial property business through high-quality tenant service and amenities. Brookfield currently manages directly and with a joint venture partner in excess of 150 million square feet of space across North America. This includes the company’s own commercial properties, properties managed for institutional investors and third party managed properties. This scale provides Brookfield with the platform to deliver superior service to tenants across the portfolio.

Brookfield also operates a development business including a number of low-cost commercial development sites in Toronto and Manhattan. In addition, the company owns a land development and housing operation.

OPERATING RESULTS

All figures are expressed in US dollars unless otherwise noted. Brookfield’s financial results are as follows:

(Millions, except per share amounts)	2004	2003		2002

Continuing operations(1)
Funds from operations
Excluding lease termination income and gains	$442	$361		$322
Including lease termination income and gains	501	460		374

Funds from operations per share – diluted
Excluding lease termination income and gains	$2.55	$2.15		$1.87
Including lease termination income and gains	2.93	2.78		2.18

Net income
Excluding lease termination income and gains	$206	$209		$194
Including lease termination income and gains	242	279		236

Earnings per share – diluted	1.28	1.63		1.34
Common share dividends per share	0.62	2.50	(2)	0.40

Balance sheet data
Commercial properties	$6,693	$6,297		$5,661
Total assets	8,491	8,097		7,450
Capital base	3,254	2,997		2,433

(1)	Excludes the assets, liabilities and results of operations of Brookfield Homes Corporation

(2)	Includes the distribution of Brookfield Homes Corporation valued at $2.00 per common share

On January 6, 2003, the company distributed all of the common shares of Brookfield Homes to common shareholders of record on January 2, 2003. Common shareholders received one common share of Brookfield Homes for each five common shares of Brookfield held on the date of record, and the transaction was recorded as a distribution to shareholders at the carried value of the company’s investment in Brookfield Homes. Consequently, the company’s results for the year 2002 and prior periods include the results of Brookfield Homes which have been classified as a discontinued operation. See “Discontinued Operations” section for further discussion.

Historically, Brookfield’s accounting policy has been to record revenues in accordance with the actual payments received under the terms of the company’s leases, which typically increase over time, and to record depreciation on a sinking-fund basis. However, commencing January 1, 2004, accounting standards require both straight-line rent recognition and straight-line depreciation. This change resulted in additional revenue of $22 million and additional depreciation of $58 million before the effect of income taxes for the year ended December 31, 2004. See Note 2 of the consolidated financial statements for further discussion.

FUNDS FROM OPERATIONS

Funds from operations (“FFO”) is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization of capital assets. While Brookfield believes that FFO is the most relevant measure to analyze real estate as commercial properties generally appreciate rather than depreciate, the company believes that both FFO and net income are relevant measures. The company computes FFO in accordance with the definition provided by the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”) in Canada. FFO does not represent cash generated from operating activities determined in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States or Canada and should not be considered as an alternative to GAAP measures.

Brookfield’s strong tenant base, pro-active leasing strategies and gains on sales of partial interests in the company’s core office portfolio contributed to an increase in funds from operations and gains of 9% to $501 million in 2004, compared with $460 million in 2003. Excluding lease termination income and gains, funds from continuing operations increased 19% to $2.55 per share during year 2004 (12% or $2.41 per share excluding straight-line rent) compared with $2.15 per share in 2003.

After providing for preferred share dividends, Brookfield’s FFO per diluted share, including and excluding lease termination income and gains, is as follows:

	Including Lease Termination			Excluding Lease Termination
	Income and Gains			Income and Gains

(Millions, except per share amounts)	2004	2003	2002	2004	2003	2002

Funds from continuing operations	$501	$460	$374	$442	$361	$322
Preferred share dividends	(41)	(20)	(19)	(41)	(20)	(19)

	$460	$440	$355	$401	$341	$303

Weighted average shares outstanding	157.1	158.6	162.3	157.1	158.6	162.3
FFO per share	$2.93	$2.78	$2.18	$2.55	$2.15	$1.87

The 2004 results included lease termination income of $60 million, or $0.38 per share, in conjunction with the termination of a previously existing lease and the commencement of a new lease at One World Financial Center in New York. The 2003 gains related to the sale of a 49% interest in 245 Park Avenue in New York totaling $100 million, or $0.63 per share. The 2002 gains related to the sale of 50% interests in Exchange Tower in Toronto and Bankers Hall in Calgary, totaling $60 million or $0.31 per share.

FUNDS FROM OPERATIONS AND NET INCOME

A summary of the components of Brookfield’s funds from operations and net income are as follows:

(Millions)	2004	2003	2002

Total revenue and gains	$1,442	$1,363	$1,372

Net operating income
Commercial property operations	$743	$697	$660
Development and residential operations	42	31	22
Interest and other income	47	62	48

	832	790	730
Unallocated costs	331	330	356

Funds from continuing operations and gains	501	460	374

Depreciation and amortization	143	79	80
Taxes and other non-cash items	116	102	58

Net income before discontinued operations	242	279	236

Net income from discontinued operations	—	—	44

Net income	$242	$279	$280

Funds from operations per share — diluted
Continuing operations — excluding lease termination income and gains	$2.55	$2.15	$1.87
Lease termination income and gains	0.38	0.63	0.31
Discontinued operations	—	—	0.45

	$2.93	$2.78	$2.63

Net income per share — diluted
Continuing operations — excluding lease termination income and gains	$1.06	$1.19	$1.09
Lease termination income and gains	0.22	0.44	0.25
Discontinued operations	—	—	0.27

	$1.28	$1.63	$1.61

COMMERCIAL PROPERTY OPERATIONS

Total commercial property operations contributed $743 million of net operating income and gains in 2004, a 7% increase over 2003 net operating income of $697 million. The increase is due to the contribution from 300 Madison Avenue in New York, 1625 Eye Street, 701 9th Street and Potomac Tower in Washington, D.C. and an increment of $22 million of straight-line rent during 2004 due to a change in accounting policy. See Note 2 of the consolidated financial statements for further discussion of the change in accounting policy. The contribution from the commercial property operations is as follows:

(Millions)	2004	2003	2002

Operating income from current properties	$683	$597	$600
Lease termination income and gains	60	100	60

Total	$743	$697	$660

COMPONENTS OF COMMERCIAL PROPERTY NET OPERATING INCOME

The components of commercial property net operating income are as follows:

(Millions)	2004	2003	2002

Rental revenue	$1,074	$976	$943
Property operating costs	391	379	343

Net operating income excluding lease termination income and gains	683	597	600
Lease termination income and gains	60	100	60

Net operating income	$743	$697	$660

Net operating income growth is comprised of contractual increases on in-place leases, rental increases achieved on in-place rents when re-leased, lease-up of vacancies, acquisitions net of dispositions, and straight-line rental income.

The growth in net operating income in each of the past three years is as follows:

(Millions)	2004	2003	2002

Net operating income excluding lease termination income and gains, prior year	$597	$600	$617
(a) Contractual increases on in-place leases	7	16	17
(b) Rental increases achieved on in-place rents when re-leased	3	10	8
(c) Lease-up of vacancies	1	3	5
(d) Acquisitions, net of dispositions	53	(32)	(47)
(e) Straight-line rental income	22	—	—

	683	597	600
(f) Lease termination income and gains	60	100	60

Net operating income, end of year	$743	$697	$660

(a) Contractual increases on in-place leases

Brookfield’s leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The high-credit quality of tenants in the company’s portfolio in general lowers the risk of not realizing these increases. During the year ended December 31, 2004, net operating income increased $7 million due to contractual increases, compared with $16 million in 2003 and $17 million in 2002.

(b) Rental increases achieved on in-place rents when re-leased

During 2004, higher rental rates on the re-leasing of space in the portfolio contributed $3 million of increased net operating income over 2003. At December 31, 2004, average in-place net rents throughout the portfolio increased to $23 per square foot compared with $22 per square foot at December 31, 2003 and $21 per square foot at December 31, 2002.

The company was able to marginally increase its in-place net rental rate, largely as result of re-leasing initiatives which were completed at an average rental uplift of $3 per square foot on space leased in 2001 and significant re-leasing initiatives over the past three years at equivalent rental rates. Average market net rent was $25 per square foot in 2004, an increase of $1 over $24 per square foot in 2003.

The following table shows the average in-place rents and estimated current market rents for similar space in each of the company’s markets:

	Gross	Avg.	Avg.	Avg.
	Leaseable Area	Lease Term	In-place Net Rent	Market Net Rent
	(000’s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

New York, New York
Midtown Manhattan	2,786	20	$38	$52
Downtown Manhattan	8,435	9	32	25
Boston, Massachusetts	2,163	5	30	32
Washington, D.C.	1,557	16	29	38
Toronto, Ontario	6,790	7	20	21
Calgary, Alberta	6,331	9	13	18
Denver, Colorado	3,017	4	14	15
Minneapolis, Minnesota	3,008	8	9	13
Other	927	12	9	15

Total*	35,014	10	$23	$25

*	Excludes developments

(c) Lease-up of vacancies

Contribution to net operating income from lease-ups was $1 million in 2004 compared with $3 million in 2003 and $5 million in 2002. Contributions from vacancy lease-ups were greater in 2003 due to vacancies leased in properties acquired in 2000. Brookfield’s total portfolio occupancy rate at December 31, 2004 increased to 95.2% from 94.1% at December 31, 2003. Brookfield’s occupancy rate in primary markets of New York, Boston, Washington, D.C., Toronto and Calgary remains consistent at 97.3% at December 31, 2004 compared with December 31, 2003. The contribution to net operating income from vacancy lease up is expected to increase in the future as properties previously acquired or developed with vacancies are leased up.

A summary of current and historical occupancy levels for the past three years is as follows:

	Dec. 31, 2004		Dec. 31, 2003		Dec. 31, 2002
	Total	%	Total	%	Total	%
(Thousands of square feet)	Square Feet	Leased	Square Feet	Leased	Square Feet	Leased

New York, New York	11,221	98.2	11,262	97.7	10,113	97.6
Boston, Massachusetts	2,163	96.8	2,163	97.7	2,163	97.4
Washington, D.C.	1,557	93.2	570	52.8	—	—
Toronto, Ontario	6,790	95.3	6,884	96.1	6,883	96.3
Calgary, Alberta	6,331	98.4	7,454	97.6	7,570	97.1
Denver, Colorado	3,017	85.4	3,017	82.9	3,017	90.1
Minneapolis, Minnesota	3,008	85.8	3,008	74.1	3,008	84.5
Other	927	90.5	1,281	90.5	1,515	97.1

Total*	35,014	95.2	35,639	94.1	34,269	95.5

New York/Boston/Washington/Toronto/Calgary	28,062	97.3	28,333	97.3	26,729	97.1
Denver/Minneapolis/Other	6,952	86.2	7,306	80.4	7,540	89.3

Total*	35,014	95.2	35,639	94.1	34,269	95.5

*	Excludes developments

During 2004, Brookfield leased 3.6 million square feet of space, approximately four times the amount of space contractually expiring. This includes two million square feet of new leases and 1.6 million square feet of renewals. In 2004, Brookfield signed the largest lease in Canada, a 331,000 square foot lease renewal with CIBC at Atrium on Bay in Toronto, and participated in two of the six largest new office leases in the United States, consisting of an 800,000 square foot sublease to PricewaterhouseCoopers at 300 Madison Avenue and a 460,000 square foot new lease to Cadwalader, Wickersham & Taft at One World Financial Center in New York. The details of Brookfield’s leasing activities for 2004 are as follows:

	December 31, 2003		2004 Activities								December 31, 2004
					Expiring			Leasing
				Accelerated	Net Rent			Net Rent		Acq.
(Thousands of square feet)	GLA(1)	Leased	Expiries	Expiries	per Sq. Ft.-$		Leasing	per Sq. Ft.-$		(Disp.)	GLA(1)	Leased

New York, New York
Midtown	2,834	2,787	—	(75)			96			(59)	2,786	2,749
Lower Manhattan	8,428	8,226	(171)	(527)			730			18	8,435	8,276
Boston, Massachusetts	2,163	2,120	(37)	(106)			126			—	2,163	2,103
Washington, D.C.	570	389	—	—			115			986	1,557	1,490
Toronto, Ontario	6,884	6,649	(224)	(1,011)			1,198			(90)	6,790	6,522
Calgary, Alberta	7,454	7,301	(69)	(279)			354			(1,060)	6,331	6,247
Denver, Colorado	3,017	2,594	(99)	(145)			305			2	3,017	2,657
Minneapolis. Minnesota	3,008	2,363	(193)	(23)			507			1	3,008	2,655
Other	1,281	1,185	(85)	(80)			153			(310)	927	863

Total	35,639	33,614	(878)	(2,246)	$19	(2)	3,584	$17	(2)	(512)	35,014	33,562

(1)	Excludes developments

(2)	Expiring and leasing net rates per square foot exclude the Cadwalader Wickersham & Taft transaction

(d) Acquisitions, net of dispositions

The value created in Brookfield’s mature commercial properties provides the company with the opportunity to generate additional gains and capital in order to reinvest in other assets at higher returns. The acquisition of properties in Washington, D.C. and the completion of the development project at 300 Madison Avenue in New York, net of dispositions, as well as the net leasing fee realized upon the successful completion of the sublease of 800,000 square feet to PricewaterhouseCoopers at 300 Madison Avenue in New York, contributed an additional $53 million of net operating income in 2004. The sale of properties reduced net operating income by $32 million in 2003 and $47 million in 2002.

In 2003, Brookfield sold a 49% interest in 245 Park Avenue in New York based on a property valuation of $894 million for gross proceeds of $438 million resulting in a $100 million gain. In addition, Brookfield completed the development of 300 Madison Avenue during the last quarter of 2003. This 1.2 million square foot property located in Midtown Manhattan is fully leased for 30 years to CIBC World Markets. In 2002, Brookfield sold partial interests in two of its core properties, Exchange Tower in Toronto and Bankers Hall in Calgary, resulting in gains totaling $60 million.

(e) Straight-line rental income

As a result of adopting CICA Handbook section 1100, “Generally Accepted Accounting Principles,” commencing January 1, 2004, the company recognized an additional $22 million of straight-line rental income in 2004. This adoption was on a prospective basis, and therefore no adjustments were made to prior periods. See Note 2 to the consolidated financial statements for further discussion.

(f) Lease termination income and gains

During the first quarter of 2004, the company earned lease termination income of $60 million from the cancellation of an existing lease and replacement with a new 460,000 square foot lease at One World Financial Center in New York. The 2003 gain of $100 million was attributed to the sale of a 49% interest in 245 Park Avenue in New York and the gain of $60 million generated in 2002 related to the sale of partial interests in Exchange Tower in Toronto and Bankers Hall in Calgary. While these events are opportunistic and difficult to predict, the dynamic tenant base which is typical of the company’s buildings should provide Brookfield with similar opportunities in the future.

TENANT RELATIONSHIPS

An important characteristic of Brookfield’s portfolio is the strong credit quality of its tenants. Special attention is directed at credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The tenant profile on average represents an “A” credit rating. Major tenants with over 600,000 square feet of space in the portfolio include Merrill Lynch, CIBC, JPMorgan Chase, RBC Financial Group, Petro-Canada and Imperial Oil. The following list shows the largest tenants by leasable area in Brookfield’s portfolio and their respective lease commitments:

	Primary	Year of	000’s	% of	Credit
Tenant	Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft. (2)	Rating(3)

Rated
Merrill Lynch	New York/Toronto	2013	4,363	12.5%	A+
CIBC/CIBC World Markets	New York/Toronto/Calgary	2028	1,979	5.7%	A+
JPMorgan Chase	New York	2021	1,011	2.9%	A+
RBC Financial Group	Five major markets	2019	958	2.7%	AA-
Petro-Canada	Calgary	2013	848	2.4%	BBB
Target Corporation (Dayton Hudson Corporation)	Minneapolis	2013	752	2.1%	A+
Imperial Oil	Calgary	2011	633	1.8%	AAA
Talisman Energy	Calgary	2015	426	1.2%	BBB+
Pepco Holdings Inc.	Washington, D.C.	2028	364	1.0%	BBB+
Teachers Insurance Annuity Association	Denver	2008	323	0.9%	AAA
Dow Jones & Company	New York	2014	323	0.9%	A-
Canadian Natural Resources	Calgary	2011	277	0.8%	BBB+
Goldman Sachs	New York	2015	274	0.8%	A+
Lehman Brothers	New York	2010	253	0.7%	A+
Anadarko Canada Corporation	Calgary	2011	235	0.7%	Baa1
EnCana Corporation	Calgary	2013	232	0.7%	A-
Bank of Nova Scotia	New York	2014	230	0.7%	AA-
Bell West/Bell Canada	Calgary/Toronto	2011	226	0.6%	A
Sovereign Bank/Fleet National Bank	Boston	2008	213	0.6%	AA-
TD Canada Trust	Toronto/Calgary	2009	211	0.6%	A+
Other investment grade	Various	Various	3,938	11.3%	BBB- or higher

			18,069	51.6%
Unrated
Cadwalader, Wickersham & Taft LLP	New York	2024	456	1.3%	—
Cleary, Gottlieb, Steen & Hamilton	New York	2012	446	1.3%	—
Goodwin Procter	Boston	2016	360	1.0%	—
Wellington Management	Boston	2011	344	1.0%	—
National Assoc. of Securities Dealers (NASD)	New York/Denver	2021	277	0.8%	—
Major League Baseball	New York	2012	109	0.3%	—

Total			20,061	57.3%

(1)	Weighted average based on square feet

(2)	Prior to considering partnership interests in partially-owned properties

(3)	From Standard & Poor’s, Moody’s or Dominion Bond Rating Service (DBRS)

Brookfield’s strategy is to sign long-term leases in order to mitigate risk and reduce overall retenanting costs in the portfolio. The company typically commences discussions with tenants regarding their space requirements well in advance of the contractual expiration, and while each market is different, the majority of the company’s leases, when signed, extend between 10 and 20-year terms. As a result of this strategy, approximately 5% of Brookfield’s leases mature annually.

Following is a breakdown of lease maturities by market with associated in-place rental rates:

				New York/Boston/						Denver/Minneapolis/
	Total Portfolio			Washington, D.C.			Toronto/Calgary			Other
			Net			Net			Net			Net
	000’s		Rate per	000’s		Rate per	000’s		Rate per	000’s		Rate per
Year of Expiry	Sq. Ft.	%	Sq. Ft.-$	Sq. Ft.	%	Sq. Ft.-$	Sq. Ft.	%	Sq. Ft.-$	Sq. Ft.	%	Sq. Ft.-$

Currently available	1,452	4.8		323	2.3		352	3.2		777	13.8
2005	1,387	4.5	$24	471	3.4	$37	609	5.5	$18	307	5.5	$14
2006	1,391	4.5	16	495	3.6	21	492	4.4	16	404	7.2	11
2007	951	3.1	19	171	1.2	31	445	4.0	19	335	6.0	14
2008	1,904	6.2	22	646	4.7	31	594	5.4	21	664	11.8	14
2009	985	3.2	19	100	0.7	31	557	5.0	21	328	5.8	12
2010	2,017	6.6	28	674	4.9	39	1,031	9.3	24	312	5.5	17
2011	2,708	8.9	23	607	4.4	43	1,910	17.2	18	191	3.4	16
2012 & beyond	22,219	58.2	26	11,454	74.8	35	7,131	46.0	18	3,634	41.0	11

	35,014	100.0	$23	14,941	100.0	$35	13,121	100.0	$18	6,952	100.0	$11

Weighted average market net rent			$25			$32			$20			$14

TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES

Upon the signing of the majority of its leases, Brookfield provides tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvement costs and leasing commissions are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant improvements in 2004 totaled $82 million, compared with the $26 million expended in 2003 and $49 million in 2002 due to a higher number of leases being negotiated in the New York market where tenant inducement costs are higher than other markets in which Brookfield operates.

On an annual basis, one to two million square feet of leases expire on average with a cost to replace these tenancies approximating $15 to $20 per square foot, with each region of operation varying in actual cost per square foot. The average expenditure on tenant inducements across the portfolio over the last three years was $16 per square foot. Tenant installation costs are summarized as follows:

(Millions)	2004	2003	2002

Commercial property tenant improvements
Leasing commissions	$15	$8	$9
Tenant improvements — first generation space	3	—	2
Tenant improvements — second generation space	64	18	38

Total	$82	$26	$49

Brookfield also invests in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in its properties. Due to the relatively recent construction and major renovation of Brookfield’s core properties as well as high-quality construction standards, recurring capital maintenance expenditures are lower than industry norms. Capital maintenance expenditures totaled $26 million in 2004, compared with $16 million in 2003 and $16 million in 2002. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments.

Capital expenditures include revenue-enhancing capital expenditures which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue enhancing expenditures, which are those required to maintain the service life of an asset. The details of the company’s capital expenditures are summarized as follows:

(Millions)	2004	2003	2002

Capital expenditures
Revenue enhancing	$14	$9	$10
Non-revenue enhancing	12	7	6

Total	$26	$16	$16

DEVELOPMENT AND RESIDENTIAL OPERATIONS

Brookfield’s residential land development operations are focused in five markets: Calgary, Alberta; Edmonton, Alberta; Toronto, Ontario; Denver, Colorado and Austin, Texas. Most of the land holdings were purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices. In addition, the company’s development and residential operations continued to benefit from the low interest rate environment and strong demand in the North American housing market.

Development and residential operations contributed $42 million of income in 2004, an increase of $11 million over 2003 and $20 million over 2002.

(Millions)	2004	2003	2002

Sales revenue	$261	$225	$321
Operating costs	219	194	299

Total	$42	$31	$22

Lot and home sales for the past two years, including lots sold to third-party homebuilders are as follows:

	Home sales		Lot sales
(Units)	2004	2003	2004	2003

Alberta	496	479	1,937	1,712
Ontario	339	318	—	—
Colorado	—	—	468	448

Total	835	797	2,405	2,160

INTEREST AND OTHER

Interest and other income includes interest charged on loans receivable, interest received on cash balances and transactional gains and losses realized on the disposal of non-core assets. Interest and other income decreased to $47 million in 2004 compared with $62 million in 2003 primarily due to the completion of the company’s residential condominium development project in Toronto.

UNALLOCATED COSTS

Unallocated costs were $331 million for the year ended December 31, 2004, compared with $330 million in 2003. The amounts are comprised of interest expense, administrative and development expenses and minority interests of others in properties, as follows:

(a) Interest expense

Interest expense increased 2% to $270 million in 2004, compared with $265 million in 2003. This increase is a result of debt assumed on the purchase of 701 9th Street and the financing of 1625 Eye Street and Potomac Tower in Washington, D.C., the placement of higher levels of investment-grade debt on properties, offset by a decrease in the refinancing interest rate on Republic Plaza in Denver, reduction of debt through amortization and the sale of a 49% interest in 245 Park Avenue in New York in October 2003.

(b) Administrative and development expenses

Administrative costs during the year ended 2004 decreased to $41 million from $44 million in 2003 as the company successfully implemented cost reduction initiatives.

(c) Minority interests of others in properties

Minority interests of others in properties consist of earnings attributable to interests not owned by Brookfield in BPO Properties Ltd. and Brookfield Financial Properties L.P., as well as dividends on shares issued by BPO Properties Ltd. and 100%-owned subsidiaries. For the year ended December 31, 2004, other shareholders’ interests expenses of $20 million decreased by $1 million from the same period in 2003. Dividends paid on shares issued by the company’s subsidiaries increased to $48 million in 2004 from $14 million in 2003 and minority interests of others in BPO Properties Ltd. decreased by $35 million in 2004 from $5 million in 2003 primarily from a payment of a special dividend during the first quarter of 2004.

The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield:

(Millions)	Type	2004	2003	2002

BPO Properties Ltd.	Redeemable preferred shares*	$8	$9	$7
BPO Properties Ltd.	Common shares	37	1	—
100%-owned subsidiaries	Redeemable preferred shares*	3	4	4

Dividends — shares of subsidiaries		48	14	11

BPO Properties Ltd.	Participating interests	(30)	5	12
Brookfield Financial Properties L.P.	Participating interests	2	2	7

Minority interests of others in subsidiary earnings		(28)	7	19

Total		$20	$21	$30

*	Non-participating

DEPRECIATION EXPENSE

Depreciation for the year ended December 31, 2004 increased by $64 million to $143 million. The majority of this increase was due to additional depreciation recognized with the adoption of CICA Handbook section 1100 requiring a change to a straight-line basis. See Note 2 to the consolidated financial statements for further discussion.

NET INCOME

Brookfield’s net income per share from continuing operations decreased to $1.28 per share including gains or $1.06 per share excluding gains, due to a smaller gain in 2004 and the change in accounting policy for depreciation previously discussed. Brookfield’s net income per share is calculated as follows:

	Including Lease Termination			Excluding Lease Termination
	Income and Gains			Income and Gains
(Millions, except per share amounts)	2004	2003	2002	2004	2003	2002

Net income from continuing operations	$242	$279	$236	$206	$209	$194
Preferred share dividends	(41)	(20)	(19)	(41)	(20)	(19)

Net income available to common shareholders	$201	$259	$217	$165	$189	$175

Weighted average shares outstanding — diluted	157.1	158.6	162.3	157.1	158.6	162.3
Net income per share — diluted	$1.28	$1.63	$1.34	$1.06	$1.19	$1.09

It should be noted that challenges of comparability of net income exist among various real estate companies, as those entities structured as corporations, such as Brookfield, are required to charge their earnings with tax expense, despite the presence of tax losses which reduce the cash tax obligation. This differs from those entities which operate as real estate investment trusts (“REITs”), as REITs are not subject to taxation, provided they remain in compliance with specific tax codes.

QUARTERLY RESULTS

The 2004 and 2003 results by quarter are as follows:

	Q1		Q2		Q3		Q4
(Millions, except per share amounts)	2004	2003	2004	2003	2004	2003	2004	2003

Total revenue and gains	$326	$295	$381	$301	$345	$320	$390	$447

Net operating income
Commercial property operations
Operating income from current properties	179	142	166	141	168	141	170	144
Operating income from properties sold	—	8	—	11	—	10	—	—
Lease termination income and gains	—	—	60	—	—	—	—	100

Total commercial property operations	179	150	226	152	168	151	170	244

Development and residential income	8	7	10	7	11	7	13	10
Interest and other	14	15	11	14	11	16	11	17

	201	172	247	173	190	174	194	271

Expenses
Interest	66	70	68	67	67	66	69	62
Administrative and development	10	11	11	11	10	11	10	11
Minority interests of others in properties	5	5	6	5	5	6	4	5

Income before undernoted	120	86	162	90	108	91	111	193

Depreciation and amortization	34	18	35	20	36	20	38	21
Taxes and other non-cash items	30	18	47	17	22	21	17	46

Net income	$56	$50	$80	$53	$50	$50	$56	$126

Funds from operations per share - diluted*
Excluding lease termination income and gains	$0.70	$0.51	$0.60	$0.53	$0.62	$0.55	$0.63	$0.56
Lease termination income and gains	—	—	0.38	—	—	—	—	0.63

	$0.70	$0.51	$0.98	$0.53	$0.62	$0.55	$0.63	$1.19

Net income per share - basic*
Excluding lease termination income and gains	$0.30	$0.29	$0.24	$0.30	$0.25	$0.29	$0.28	$0.32
Lease termination income and gains	—	—	0.22	—	—	—	—	0.44

	$0.30	$0.29	$0.46	$0.30	$0.25	$0.29	$0.28	$0.76

Net income per share - diluted*
Excluding lease termination income and gains	$0.30	$0.29	$0.23	$0.30	$0.25	$0.29	$0.28	$0.31
Lease termination income and gains	—	—	0.22	—	—	—	—	0.44

	$0.30	$0.29	$0.45	$0.30	$0.25	$0.29	$0.28	$0.75

*	Per share amount before giving effect to stock dividend

Operating income from current properties in the fourth quarter of 2004 remained consistent with previous quarters in 2004. Operating income from current properties for 2004 increased compared to 2003 due to acquisitions of 1625 Eye Street, 701 9th Street and Potomac Tower in Washington, D.C. and the completion of the development project at 300 Madison Avenue in New York.

The gain realized in the second quarter of 2004 of $60 million in lease termination income is a result of the termination of a previously existing lease and the commencement of a new lease at One World Financial Center in New York. The gain realized in the fourth quarter of 2003 of $100 million is related to the sale of a 49% interest in 245 Park Avenue in New York.

Development and residential income increased in the fourth quarter of 2004 compared with previous quarters in 2004 and 2003 due to the continued strength of the North American housing markets. Interest and other income decreased in each quarter in 2004 as the 2003 results included a contribution from the company’s now-complete residential condominium project.

Interest expense increased in the fourth quarter of 2004 as a result of the financing of 1625 Eye Street and Potomac Tower in Washington, D.C., partially offset by the repayment of corporate debt with the proceeds received from the issuance of preferred shares. Administrative and development expenses and minority interests of others in properties remained consistent with prior quarters. Taxes and other non-cash items as well as net income decreased in the fourth quarter of 2004 compared to the fourth quarter of 2003 due to the gain on the sale of 49% interest in 245 Park Avenue recognized in the fourth quarter of 2003.

ASSET PROFILE

Total assets increased by approximately $394 million to $8.5 billion at December 31, 2004. The increase in total assets is primarily attributable to the acquisition of 701 9th Street, N.W. and Potomac Tower in Washington, D.C., and the impact of the higher Canadian dollar on Canadian assets. The following is a summary of the company’s assets over the past three years:

(Millions)	2004	2003	2002*

Assets
Commercial properties	$6,693	$6,297	$5,661
Development properties	716	684	944
Receivables and other	685	717	769
Marketable securities	285	267	—
Cash and cash equivalents	112	132	76

Total	$8,491	$8,097	$7,450

*	Excludes Brookfield Homes Corporation which was distributed to common shareholders on January 6, 2003

COMMERCIAL PROPERTIES

The acquisition of two premier assets in Washington, D.C. accounts for most of the increase in book value of commercial properties from December 31, 2003. 701 9th Street, N.W. was purchased for $167 million in the first quarter of 2004 and Potomac Tower was purchased for $106 million in the third quarter of 2004. These two assets, and 1625 Eye Street, N.W., which was acquired in December 2003, comprise 1.6 million square feet in the Washington, D.C. market. These additions were offset by the sale of the company’s non-core retail asset Chicago Place for proceeds totaling $39 million. The consolidated carrying value of the company’s North American properties is approximately $250 per square foot, significantly less than the estimated replacement cost of these assets. Brookfield’s core properties are on average of 1.4 million square feet in size. A breakdown of the company’s commercial properties by region is as follows:

		Brookfield	2004	2003
	Leaseable Area	Owned Interest	Book Value	Book Value
Region	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(Millions)	(Millions)

New York, New York	11,221	9,506	$3,542	$3,531
Boston, Massachusetts	2,163	1,103	328	333
Washington, D.C.	1,557	1,557	439	161
Toronto, Ontario	6,790	4,777	1,068	928
Calgary, Alberta	6,331	3,166	448	450
Denver, Colorado	3,017	2,811	370	372
Minneapolis, Minnesota	3,008	3,008	414	400
Other	927	927	84	122

Total*	35,014	26,855	$6,693	$6,297

*	Excludes developments

DEVELOPMENT PROPERTIES

Development properties consist of commercial property development sites, density rights and related infrastructure, as well as residential land and infrastructure in the company’s land development business. The total book value of this development land and infrastructure was $716 million at December 31, 2004, an increase of $32 million from $684 million in 2003. The increase is primarily attributable to additional capitalized costs on the company’s commercial development properties, offset by a reduction in residential development inventory. In 2004, the company capitalized approximately $36 million related to the Three World Financial Center project.

The details of the development property portfolio are as follows:

	Buildable		Book Value	Book Value
Region	Sq. Ft.		2004	2003	Change

Commercial developments and infrastructure
Three World Financial Center, New York	1,200,000		$248	$212	$36
Bay-Adelaide Centre, Toronto	1,800,000		101	90	11
Hudson’s Bay Centre, Toronto	1,092,000		29	26	3
Other:
401 West 31st Street, New York	2,500,000
BCE Place III, Toronto	800,000
Bankers Hall, Calgary	500,000
Republic Plaza, Denver	400,000

	4,200,000		21	21	—

	8,292,000	*	$399	$349	$50
Residential development land and infrastructure
Under development			132	210	(78)
Held for development			185	125	60

Total			$716	$684	$32

* Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York

(a) Commercial developments and infrastructure

Although Brookfield is not a speculative developer, the company is a full-service real estate company with in-house development expertise. With approximately eight million square feet of high-quality, centrally-located development properties in New York, Toronto, Calgary and Denver, the company generally undertakes developments only when the risk-adjusted returns are adequate and significant pre-leasing for at least 50% to 60% of the space has been achieved.

In September 2002, Brookfield acquired 1.2 million square feet of space in the 2.1 million square foot Three World Financial Center tower in New York which is home to the world headquarters of co-owner American Express. Brookfield has exclusive rights to lease 1.2 million square feet of space and is not entitled to rents attributable to the space owned by American Express. Brookfield acquired this property vacant at a substantial discount to replacement value and is currently in the process of securing tenants for the portion owned by the company. As at December 31, 2004, this property was classified as a property under development, and all direct costs of the building, including interest costs and property taxes, were capitalized to the asset.

In February 2001, Brookfield acquired a 50% interest in the Bay-Adelaide Centre office and residential development project, located at the corner of Bay and Adelaide Streets in downtown Toronto. Brookfield subsequently acquired two small buildings adjacent to the site fronting Bay Street to further enhance the value of the project. This project included full below-grade infrastructure for 1.8 million square feet of office and residential space and a fully operational underground revenue-generating parking facility. Brookfield also owns expansion rights for a third office tower at BCE Place, the company’s flagship Toronto office complex, which includes approximately 800,000 square feet of density. Brookfield has similar rights to develop 2.5 million square feet at 401 West 31st Street in Midtown Manhattan, New York, 500,000 square feet of office space at Bankers Hall in Calgary, and 400,000 square feet at Republic Plaza in Denver.

The status of each development project is as follows:

	Location	Ownership	Sq. Ft.		Status

New York, New York
Three World Financial Center	200 Vesey Street at West Street	100%	1,200,000		- Under redevelopment
401 West 31st Street	West 31st Street at Ninth Avenue	100%	2,500,000		- Being zoned for potentially
					2.5 million square feet of office

Toronto, Ontario
Bay-Adelaide Centre	Bay and Adelaide Streets	50%	1,800,000		- Planning

BCE Place III	Third tower of current
	BCE Place project	65%	800,000		- Planning
Hudson’s Bay Centre	Yonge and Bloor Streets	25%	1,092,000		- Office and retail projects
					under redevelopment

Calgary, Alberta
Bankers Hall	East and West Parkades	50%	500,000		- Planning
Denver, Colorado
Republic Plaza	Downtown Denver	100%	400,000		- Planning

			8,292,000	*

*	Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York

(b) Residential development land and infrastructure

Brookfield’s land development operations are focused in five markets: Calgary, Alberta; Toronto, Ontario; Edmonton, Alberta; Denver, Colorado and Austin, Texas. The book value of these investments at December 31, 2004 was $317 million, compared with $335 million at the end of 2003. The decrease was primarily attributable to residential development inventory sold, offset by acquisitions. The details of the residential development land under development and held for development are as follows:

	Under Development		Held for Development
	Number	Book Value	Number	Book Value
	of Lots	(Millions)	of Lots	(Millions)

Alberta	2,585	$90	22,795	$125
Ontario	1,593	16	4,893	28
Colorado	818	22	3,222	24
Texas and other	30	4	2,080	8

Total	5,026	$132	32,990	$185

RECEIVABLES AND OTHER

Receivables and other assets decreased to $685 million at December 31, 2004 from $717 million at December 31, 2003. Receivables and real estate mortgages decreased by $64 million to $435 million at December 31, 2004 from a deposit on the acquisition of a land lease on one of the company’s Canadian commercial properties, offset by an increase in straight line rent receivable due to accounting changes and the acquisition of a $27 million, seven-year, 11.2% fixed rate mezzanine debt investment on the Bank of America Center in San Francisco. This investment comprises the junior-most tier of a $750 million financing for the 1.78 million square foot building, giving the company a toehold in this attractive market. Prepaid expenses and other assets increased by $34 million to $246 million at December 31, 2004 as the company classified $29 million of restricted cash held for tenant improvements or required under debt covenants to Other Assets. The components of receivables and other assets are as follows:

(Millions)	2004	2003	2002

Receivables and real estate mortgages	$435	$499	$465
Prepaid expenses and other assets	246	212	210
Non-core real estate assets held for sale	4	6	51
Future income tax asset	—	—	43

Total	$685	$717	$769

CAPITAL RESOURCES AND LIQUIDITY

Brookfield employs a broad range of financing strategies to facilitate growth and manage financial risk, with particular focus on the overall reduction of the weighted average cost of capital, thereby enhancing returns for common shareholders.

Funds from operations represent the primary source of liquidity to fund debt service, dividend payments, and recurring capital and leasing costs in the company’s commercial property portfolio. Sufficient cashflows are generated by the company’s properties to service these obligations. Brookfield seeks to increase income from the company’s existing properties by maintaining quality standards which promote high occupancy rates and permit increases in rental rates while reducing tenant turnover and controlling operating expenses. Other sources of revenue include third-party fees generated by the company’s real estate management, leasing and development businesses. In addition, Brookfield’s tax status as a corporation and substantial tax loss pools allow the company to reinvest and retain cash generated by operations without incurring cash taxes. Brookfield’s commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a 50% to 60% loan-to-appraised-value basis. In addition, in certain circumstances when a building is leased almost exclusively to a high-quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces the company’s equity requirements to finance commercial property, and as a result, enhances equity returns.

As at December 31, 2004, Brookfield had approximately $216 million (December 31, 2003 — $562 million) of indebtedness outstanding to Brascan Corporation and its affiliates. During the first quarter of 2004, the company, based on an agreement signed in 1997, purchased the land lease on one of its Canadian properties for an amount equal to its carrying value of $80 million from Brascan Corporation.

CASH AND MARKETABLE SECURITIES

Brookfield maintains high levels of liquidity to ensure that it can react quickly to potential investment opportunities. This liquidity consists of cash and marketable securities which contribute investment returns, as well as committed lines of credit. To ensure the company maximizes its returns, cash balances are generally carried at a modest level, and excess cash is used to repay revolving credit lines and invested in short-term marketable securities, which provide a source of liquidity to fund investment initiatives. Marketable securities are comprised of a portfolio of fixed-rate corporate bonds which are carried at amortized cost with a fair value which approximates their book value and an average yield of 2.6%. The portfolio matures over the period of 2005 to 2007. As at December 31, 2004, cash balances decreased to $112 million from $132 million at December 31, 2003 and marketable securities increased to $285 million from $267 million at December 31, 2003, as excess funds were invested in additional investment-grade corporate bonds. In addition, the company classified $29 million of restricted cash held for tenant improvements or required under debt covenants to Other Assets.

UTILIZATION OF CASH RESOURCES

The following table illustrates the utilization of free cashflow generated by the company’s operations and financing initiatives as well as the reallocation of capital and the repurchase of common equity and minority interests of others in properties:

(Millions)	2004	2003	2002	Total

Cashflow from operations	$477	$334	$250	$1,061

Financing
Borrowings, net of repayments	(182)	7	(134)	(309)
Net issuance (repurchase) of preferred shares	261	334	(3)	592
Net repurchase of common shares	(33)	(98)	(25)	(156)
Shareholder distributions	(300)	(114)	(113)	(527)

	(254)	129	(275)	(400)

Investing
Marketable securities	(18)	(267)	—	(285)
(Acquisitions) dispositions of real estate, net	(144)	50	114	20
Development and redevelopment	(55)	(174)	(206)	(435)
Capital expenditures	(26)	(16)	(16)	(58)

	(243)	(407)	(108)	(758)

Discontinued operations	—	—	14	14

Increase (decrease) in cash	$(20)	$56	$(119)	$(83)

LIABILITIES AND SHAREHOLDERS’ INTERESTS

Brookfield’s asset base of $8.5 billion is financed with a combination of debt, preferred shares and common equity. The increase in total liabilities and shareholders’ interests is primarily attributable to the issuance of 8,000,000 Class AAA, Series J preferred shares and 6,000,000 Class AAA, Series K preferred shares for total proceeds of C$350 million. The components of Brookfield’s liabilities and shareholders’ interests are as follows:

(Millions)	2004	2003	2002*

Liabilities
Commercial property debt	$4,550	$4,537	$4,588
Accounts payable and other liabilities	591	545	429
Future income tax liability	96	18	—
Shareholders’ interests
Minority interests of others in properties	53	81	84
Preferred shares
Subsidiaries	320	415	341
Corporate	854	586	238
Common shares	2,027	1,915	1,770

Total	$8,491	$8,097	$7,450

*	Excludes Brookfield Homes Corporation which was distributed to common shareholders on January 6, 2003

COMMERCIAL PROPERTY DEBT

Commercial property debt totaled $4.6 billion at December 31, 2004, compared with $4.5 billion at December 31, 2003 and $4.6 billion at December 31, 2002. The increase during the year is primarily related to the financings of 1625 Eye Street and Potomac Tower in Washington, D.C. and the impact of the higher Canadian dollar on Canadian-denominated commercial property debt, offset by the repayment of corporate debt with the proceeds received from the issuance of C$350 million preferred shares during 2004, and amortization. Commercial property debt at December 31, 2004 had an average interest rate of 6.5% and an average term to maturity of 12 years. Predominantly all of Brookfield’s commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company.

Commercial property debt, in order of maturity, is as follows:

		Interest		Brookfield
		Rate	Maturity	Proportionate Share
Commercial Property	Location	%	Date	(Millions)	Details

One World Financial Center	New York	3.71	2007	$300	Recourse, floating rate
TD Canada Trust Tower	Toronto	6.53	2007	108	Non-recourse, fixed rate
Trade Center	Denver	7.00	2007	52	Non-recourse, fixed rate
Petro-Canada Centre	Calgary	6.43	2008	111	Non-recourse, fixed rate
One Liberty Plaza	New York	6.75	2011	413	Non-recourse, fixed rate
245 Park Avenue	New York	6.65	2011	248	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.72	2011	75	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	65	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	56	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	2013	707	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	373	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	299	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	152	Non-recourse, fixed rate
Republic Plaza	Denver	5.15	2014	170	Non-recourse, fixed rate
1625 Eye Street	Washington, D.C.	6.00	2014	130	Non-recourse, fixed rate
Royal Centre	Vancouver	7.50	2022	44	Non-recourse, fixed rate
53 State Street	Boston	6.91	2023	74	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.72	2027	99	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37	2027	84	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	2028	152	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	88	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	526	Non-recourse, fixed rate
Development and other debt	—			204	Various terms
Corporate credit facility	—			20	Recourse, floating rate

Total		6.50%		$4,550

During 2004, Brookfield financed or refinanced $375 million of commercial property debt. The details are as follows:

	Financed / Refinanced
	Mortgage	Interest Rate
	(Millions)%

Republic Plaza, Denver	$170	5.15
1625 Eye Street, Washington, D.C.	130	6.00
Potomac Tower, Washington, D.C.	75	4.72

Total	$375	5.36%

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted Average
(Millions)	Scheduled			Interest Rate at
Year	Amortization	Maturities	Total	Dec. 31, 2004

2005	$142	$135	$277	7.2%
2006	155	20	175	7.3%
2007	157	475	632	5.2%
2008	168	110	278	6.7%
2009	181	12	193	6.8%
2010 and thereafter	—	2,995	2,995	6.5%

Total	$803	$3,747	$4,550	6.5%

During 2004, the company refinanced Republic Plaza in Denver with a $170 million, ten-year, fixed-rate mortgage at 5.15% interest. This refinancing represents a reduction of approximately 400 basis points from the prior fixed-rate mortgage. The company also financed 1625 Eye Street in Washington, D.C. with a $130 million, ten-year, 6% fixed rate mortgage. The financing was comprised of two-stage funding, with $74 million funded in September 2004 and $56 million funded in December 2004. The company also financed Potomac Tower which was acquired in the third quarter of 2004 with a $75 million, seven-year, 4.72% fixed rate mortgage.

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The only significant maturity in the next five years is the floating-rate recourse mortgage which was placed on One World Financial Center in 2003 in order to facilitate flexibility in tenant discussions on this project and to minimize borrowing costs. It is expected this facility will be refinanced in the future with long-term, fixed-rate debt.

The company’s bank credit facility is in the form of a three-year revolving facility totaling $150 million. This facility had a floating interest rate of approximately 3.7% and was drawn in the amount of $20 million as at December 31, 2004.

CONTRACTUAL OBLIGATIONS

The following table presents contractual obligations of the company over the next five years:

	Payments Due By Period
(Millions)	Total	1 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt	$4,550	$1,084	$471	$2,995
Other obligations	302	135	—	167

Total	$4,852	$1,219	$471	$3,162

Other obligations include retractable preferred shares and debt attributable to the land development operations. See Accounts Payable and Other Liabilities and Note 9 of the consolidated financial statements for further discussion on other obligations. The company also has properties situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million annually for the next five years and $973 million in total on an undiscounted basis.

CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS

Brookfield conducts its operations through entities that are fully or proportionately consolidated in the financial statements except for its investment in Brookfield LePage Johnson Controls, which is equity accounted. Brookfield LePage Facilities Management, one of the largest facilities management operations in Canada, is owned 40% by Brookfield in partnership with Johnson Controls, the largest facilities management operator in the world. This joint venture manages close to 100 million square feet of premises for major corporations and governments, and continues to benefit from the trend towards outsourcing of facilities management worldwide.

The company may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, the company may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees and contingencies can be found in Note 17 to the consolidated financial statements.

CREDIT RATINGS

Brookfield is currently rated by two agencies. The company is committed to arranging its affairs to maintain these ratings as well as to improve them further over time. The credit ratings for the company at December 31, 2004 and at the date of this report were as follows:

	DBRS	S&P

Corporate rating	BBB(high)	BBB
Preferred shares	Pfd-3(high)	P3(high)

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities totaled $591 million, compared with $545 million in 2003. The increase is due to tenant inducements and the impact of the higher Canadian dollar on Canadian liabilities. Also included in accounts payable and other liabilities are Class AAA Series E retractable preferred shares, which have a cumulative dividend rate of 70% of bank prime. Total debt attributable to the land development business at December 31, 2004 was $135 million, compared with $150 million in 2003. This financing is primarily recourse in nature to subsidiaries of the company and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short- term advances. As new homes are constructed, loans are funded on a rolling basis. This financing carried an average interest rate of 4.2% (2003 - 4.4%). The company also has a revolving five-year term facility with a shareholder which bears interest based on the prime rate. This revolving facility is convertible at either party’s option into a fixed-rate financing at 9.75% repayable in 2015. This facility was undrawn at December 31, 2004. A breakdown of accounts payable and other liabilities is as follows:

(Millions)	2004	2003	2002

Accounts payable	$289	$241	$217
Advances
Retractable preferred shares	167	154	127
Other	135	150	85

Total	$591	$545	$429

FUTURE INCOME TAXES

At December 31, 2004, the company had a future income tax liability of $96 million compared to $18 million at December 31, 2003, an increase of $78 million with the deferred tax expense generated on the utilization of tax losses during the year.

MINORITY INTERESTS OF OTHERS IN PROPERTIES

In addition to 100% owned subsidiaries, Brookfield conducts its commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada which holds substantially all of the company’s Canadian assets other than BCE Place, and through Brookfield Financial Properties L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of the company’s interests in its New York, Boston and Washington, D.C. assets.

The following table details the components of minority interests of others in properties:

(Millions)	2004	2003	2002

BPO Properties	$42	$72	$64
Brookfield Financial Properties	11	9	20

Total	$53	$81	$84

Minority interests of others in BPO Properties decreased to $42 million at December 31, 2004 from $72 million at December 31, 2003 as a result of the payment of a special dividend by that entity during the first quarter of 2004. Minority interests of others in Brookfield Financial Properties increased by $2 million to $11 million at December 31, 2004 primarily due to increased earnings in the year, including the proportionate share of interests of others in the lease termination income earned in the second quarter of 2004.

During 2003, Brookfield Financial Properties completed the redemption of certain of its outstanding Partnership Units from minority interest owners for cash consideration of $10 million. In 2002, redemptions totaled $56 million. As a result of such redemptions, each remaining partner’s percentage interest increased on a pro rata basis. The company currently holds 99.4% of the outstanding Partnership Units of Brookfield Financial Properties.

Also during 2003, the company acquired an additional 574,900 voting common shares of BPO Properties in a private transaction at a cost of C$27.00 per BPO Properties share. The transaction increased Brookfield’s equity interest in BPO Properties from 87% to 89%. A wholly-owned subsidiary of Brookfield acquired these additional shares by issuing C$15.5 million of retractable preferred shares. These retractable preferred were redeemed during 2004 for cash of approximately C$30 million.

PREFERRED SHARES — SUBSIDIARIES AND CORPORATE

The company has $1.2 billion of preferred equity outstanding at December 31, 2004 consisting of $854 million issued by Brookfield and $320 million issued by its consolidated subsidiaries. This equity represents low cost capital for the company, without dilution to the common equity base. Dividends paid on preferred shares issued by the company are accounted for as capital distributions while dividends paid on preferred shares issued by subsidiaries are a component of minority interests of others in properties.

(a) Subsidiaries

The company’s subsidiaries have the following preferred shares outstanding:

	Shares	Preferred	Cumulative
(Millions except share information)	Outstanding	Share Series	Dividend Rate	2004	2003	2002

BPO Properties
	1,805,489	Series G	70% of bank prime	$38	$35	$28
	3,816,527	Series J	70% of bank prime	80	74	61
	300	Series K	30-day BA + 0.4%	124	115	95
	2,847,711	Series M	70% of bank prime	59	55	45
	800,000	Series N	30-day BA + 0.4%	17	15	12

				$318	$294	$241
100%-owned subsidiaries				2	121	100

Total				$320	$415	$341

During 2004, the company redeemed preferred shares issued by its 100%-owned subsidiaries totaling approximately C$155 million held by Brascan Corporation.

(b) Corporate

The company has the following preferred shares outstanding:

	Shares	Cumulative
(Millions except share information)	Outstanding	Dividend Rate	2004	2003	2002

Class A redeemable voting	6,312,000	7.50%	$11	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34	34
Class AAA Series C and D	—	8.00%	—	—	67
Class AAA Series F	8,000,000	6.00%	126	126	126
Class AAA Series G	4,400,000	5.25%	110	110	—
Class AAA Series H	8,000,000	5.75%	151	151	—
Class AAA Series I	8,000,000	5.20%	154	154	—
Class AAA Series J	8,000,000	5.00%	146	—	—
Class AAA Series K	6,000,000	5.20%	122	—	—

Total			$854	$586	$238

During 2004, the company issued 8,000,000 Class AAA, Series J preferred shares and 6,000,000 Class AAA, Series K preferred shares for total proceeds of C$350 million. Proceeds were used for general corporate purposes including the repayment of existing floating-rate preferred shares and debt held by Brascan Corporation.

During 2003, the company issued 4,400,000 Class AAA, Series G preferred shares, 8,000,000 Class AAA, Series H preferred shares, and 8,000,000 Class AAA, Series I preferred shares for total proceeds of $415 million. In June 2003, 4,000,000 Class AAA, Series C and D preferred shares were redeemed for $74 million.

During 2002, the company issued 8,000,000 Class AAA, Series F preferred shares for proceeds of $126 million. Proceeds of the issue were utilized to redeem 3,000,000 Class AAA, Series A preferred shares, 3,000,000 Class AAA, Series B preferred shares and 2,000,000 Class AAA, Series C preferred shares for total cash of $126 million.

Dividends paid on preferred shares issued by the company are accounted for as capital distributions. In 2004, the company paid preferred dividends of $41 million compared with $20 million in 2003. The increase relates to dividends paid on $683 million of preferred shares issued during 2003 and 2004 through five offerings with favorable dividend rates averaging 5.3%.

As a result of new accounting requirements, the company will reclassify as financial obligations preferred equity securities that are convertible into common shares at the option of the holders at market prices, notwithstanding the company’s right to redeem the securities for cash prior to conversion. This change will be implemented January 1, 2005.

COMMON SHARES

As at December 31, 2004, the company had 155,591,853 issued and outstanding common shares. On a fully diluted basis, the company had 158,720,432 common shares outstanding, calculated as follows:

	2004	2003	2002

Common shares outstanding	155,591,853	156,246,701	160,364,416
Unexercised options	3,128,579	3,306,240	3,568,791

Common shares outstanding - fully diluted	158,720,432	159,552,941	163,933,207

Common shares repurchased	1,409,900	5,006,700	1,385,900

The diluted book value per common share at December 31, 2004 was $13.19 compared with $12.31 at December 31, 2003. During the year ended December 31, 2004, the company repurchased 1.4 million shares under its normal course issuer bid at an average price of $30.54 per share. Since the inception of the normal course issuer bid in 1999, 12.2 million shares have been repurchased at an average price of $19.69 per share.

The book value of Brookfield’s common equity was $2.0 billion at December 31, 2004, compared with a market equity capitalization of $5.8 billion, calculated as total common shares outstanding multiplied by $37.40, the closing price per common share on the New York Stock Exchange on December 31, 2004.

On February 9, 2005, the Board of Directors approved a three-for-two stock split. The stock split will be in the form of a stock dividend. Shareholders will receive one Brookfield common share for each two common shares held. The stock dividend will be payable on March 31, 2005 to shareholders of record at the close of business on March 15, 2005. The stock split will not change the economic value of the common shares issued and outstanding. Effectively, the number of common shares increases by one-half and the earnings per share decreases by one-third.

COST OF CAPITAL

Brookfield continually strives to reduce its weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

Brookfield’s weighted average cost of capital, utilizing a 20% return on equity, is 9.2%. Brookfield’s cost of capital is lower than many of its peers because of the greater amount of investment-grade financing which can be placed on the company’s assets, a function of the high-quality assets and tenant base which comprise Brookfield’s portfolio.

FOREIGN EXCHANGE FLUCTUATIONS

While approximately 25% of Brookfield’s assets and revenues originate in Canada, Brookfield has substantially matched its Canadian assets with Canadian liabilities. As a result, Brookfield has generally not been materially impacted by the movement in the Canadian to U.S. dollar exchange rate.

REAL ESTATE INDUSTRY AND RISKS

Brookfield’s strategy is to invest in high-quality commercial properties defined by the physical characteristics of the asset, but more importantly, the certainty of receiving rental payments from the tenants of those assets. Brookfield remains exposed to certain risks inherent in the commercial property business.

In evaluating Brookfield and its business, the following is a brief review of the potential impact these different factors may have on the company’s operations. Further discussion of the risk factors that should be considered can be found in Brookfield’s Annual Information Form posted on the company’s Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.

Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which the company operates), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses. Brookfield’s commercial properties are subject to mortgages, which require significant debt service payments. If the company is unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale.

Real estate is relatively illiquid. Such illiquidity will tend to limit Brookfield’s ability to vary its portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which Brookfield operates.

Brookfield’s commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

While the outlook for commercial office rents is positive in the longer term, 2005 may not provide the same level of increases in rental rates on renewal as compared to previous years. The company is, however, substantially protected against these short-term market conditions, since most of the company’s leases are long-term in nature with an average term of ten years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.

Brookfield’s commercial properties operations have insurance covering certain acts of terrorism for up to $600 million of damage and business interruption costs. The company continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.

DERIVATIVE FINANCIAL INSTRUMENTS

The company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure and there is reasonable assurance the hedge will be effective. Realized and unrealized gains and losses on forward exchange contracts designated as hedges of currency risks are included in the cumulative translation account when the currency risk being hedged relates to a net investment in a self-sustaining subsidiary. Otherwise, realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability or anticipated transaction affects income. At December 31, 2004, the company had foreign exchange contracts to sell a notional amount of C$711 million at a weighted average exchange rate of C$1.00 = US$0.76, maturing in January 2005, designated as hedges for accounting purposes to manage the company’s foreign exchange risk in respect to its Canadian-denominated net investments. The fair value of these contracts at December 31, 2004 was a loss of $52 million which is reflected in the cumulative translation adjustment account. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$310 million at a weighted average exchange rate of US$1.00 = C$1.33, maturing in January 2005, which have not been designated as hedges for financial reporting purposes. The aggregate fair value of these contracts at December 31, 2004 was a gain of $30 million.

DISCONTINUED OPERATIONS

On October 29, 2002, the Board of Directors approved the special distribution of Brookfield Homes, the company’s U.S. residential home building business. Brookfield Homes commenced trading on the NYSE under the symbol “BHS” on January 7, 2003. This transaction allowed Brookfield to focus on its core business of owning and operating premier office properties in select North American city centers, as well as enabling shareholders to maximize the value of their interest in Brookfield’s U.S. residential home building operations by remaining as a shareholder or monetizing their investment.

Common shareholders of record on January 2, 2003 received a special distribution equivalent to one-fifth of a Brookfield Homes share for each Brookfield common share that they owned. The value of the special dividend, based on a book value of $323 million of equity, was $2.00 per Brookfield common share and resulted in a reduction in the stated value of the company’s common equity of $323 million, as approved by the company’s shareholders on December 16, 2002. The company has not retained any common share ownership of Brookfield Homes; however, it did retain a $98 million subordinated note receivable that was set to mature on December 31, 2005, which bore interest at 10%. This note was subsequently repaid by Brookfield Homes in 2003.

At December 31, 2002, total assets of Brookfield Homes included in the company’s assets were $879 million, an increase of $7 million over 2001. These assets were financed at the asset level by $556 million in construction debt facilities, payables and subordinated debt at December 31, 2002.

Reflecting the distribution as if it were completed at December 31, 2002, the pro forma balance sheet of Brookfield Homes was as follows:

(Millions)	2002

Assets
Residential housing inventory	$734
Development properties	40
Receivables and other	105

$879

Liabilities
Residential construction financing	$345
Accounts payable and other liabilities	113
Subordinated debt	98
Common shares	323

$879

Contributions to income from discontinued operations was comprised entirely of the results of operations from Brookfield’s U.S. residential home building business. This contribution to total funds from operations increased to $73 million in 2002 from $65 million in 2001 as continued low interest rates increased demand for homes in Brookfield Homes’ markets throughout California and Northern Virginia. After considering the impact of future income taxes, Brookfield Homes contributed $44 million to net income in 2002, an increase of 13% over 2001.

Pursuant to the distribution of Brookfield Homes on January 6, 2003, the Board of Directors approved a methodology for adjusting downward the exercise price of all outstanding stock options at that date, to give effect to this distribution. This methodology, developed in consultation with the Toronto Stock Exchange, resulted in a reduction of the exercise price of all outstanding stock options by $1.00 effective February 4, 2003. The Company recognized an expense as a result of reducing the strike price of outstanding stock options measured as the difference between the fair value of the modified options determined using the Black-Scholes model of valuation and the value of the old options immediately before their terms were modified, determined based on the expected remaining life of the outstanding revalued stock options.

SEGMENTED INFORMATION

The company and its subsidiaries operate in the U.S. and Canada within the commercial property business and the residential land development business. The commercial markets in which the company operates are primarily New York, Boston, Washington, D.C., Denver and Minneapolis in the U.S., and Toronto and Calgary in Canada. Approximately 73% of the company’s net operating income or 69% of the company’s funds from operations are derived from the U.S. The company’s residential land development operations are focused in five markets: Calgary, Edmonton, and Toronto in Canada and Denver and Austin in the U.S. Details of the segmented financial information for the company’s principal areas of business by industry and geographic location are provided in Note 19 of the consolidated financial statements.

The details of the contribution to net operating income and funds from operations by region are as follows:

	By Contribution to Net	By Contribution to
Region	Operating Income	Funds from Operations

New York, New York	56%	51%
Boston, Massachusetts	6%	7%
Washington, D.C.	3%	3%
Toronto, Ontario	13%	14%
Calgary, Alberta	8%	10%
Denver, Colorado	5%	5%
Minneapolis, Minnesota	3%	3%
Other	6%	7%

Total	100%	100%

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, the company adopted CICA Handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with Canadian GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. In particular, this section requires the company to record income arising from tenant leases and depreciation on buildings on a straight-line basis. Adoption of this section resulted in recognition of additional straight-line rental revenue of $22 million and additional depreciation of $58 million before any tax effects for the year ended December 31, 2004. Previously, the company recorded rental revenue as it was contractually due and payable, and recorded depreciation on buildings using the sinking fund method.

Effective January 1, 2004, the company adopted CICA Handbook section 3063, “Impairment of Long-Lived Assets.” The section provides that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value. The adoption of section 3063 did not have a significant impact on the company’s consolidated financial statements. Previously, the impairment was measured as the excess of the carrying value over the sum of the total undiscounted cash flows.

Effective January 1, 2004, the company adopted CICA Handbook section 3110, “Asset Retirement Obligations.” The section addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset. The adoption of section 3110 did not have a significant impact on the company’s consolidated financial statements.

Effective January 1, 2004, the company adopted Accounting Guideline 13, “Hedging Relationships,” (“AcG 13”), a new accounting guideline issued by the Accounting Standards Board (AcSB) of the CICA addressing identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. Under AcG 13, hedge designation of derivative financial instruments is only allowed if, both at the inception of the hedge and throughout the hedge period, the changes in the fair value or cash flows of the derivative instruments are expected to substantially offset the fair value or cash flows of the underlying asset, liability or anticipated transaction. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

The company has adopted CICA Emerging Issue Committee Abstract 140, “Accounting for Operating Leases Acquired in Either an Asset Acquisition or Business Combination,” (“EIC 140”), issued in September 2003. EIC 140 requires that when a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market leases and tenant relationship values, if any. These intangible costs are amortized over their respective lease terms. The adoption of EIC 140 did not have a significant impact on the company’s consolidated financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of: future cash flows and probabilities in assessing net recoverable amounts and net realizable value, the allocation of the purchase price to components of commercial properties acquired, depreciation and amortization, the company’s ability to utilize tax losses, hedge effectiveness, and fair value for disclosure purposes. These estimates are impacted by, among other things, movements in interest rates and other factors as described in the analysis of business environment and risks included on page 33. The interrelated and complex nature of these factors prevents us from quantifying the overall impact of movements on the company’s financial statements.

OUTLOOK

We are optimistic as we look to 2005. The leasing markets within which we operate are continuing to improve on a measured basis and the general economic environment has strengthened, although there are some conditions that warrant continued caution. The company remains focused on delivering on its performance targets and creating shareholder value. With a strong balance sheet, over six million square feet of development opportunities, significant financial flexibility, a solid growth strategy and a dedicated team, Brookfield is well positioned to continue to deliver on its commitments to shareholders.

Craig J. Laurie
Senior Vice President and Chief Financial Officer

February 9, 2005

DIVIDENDS PAID

Dividends paid per share by the company during the year ended December 31, 2004 and in the past three fiscal years are as follows:

	2004	2003		2002	2001

Common shares (US$)	$0.6200	$2.5000	(1)	$0.4000	$0.3300
Class A preferred shares (C$)	0.1875	0.1875		0.1875	0.1875
Class AA Series E preferred shares (C$)	0.7061	0.8202		0.7272	1.1009
Class AAA Series A preferred shares (C$)	—	—		1.6521	2.2500
Class AAA Series B preferred shares (C$)	—	—		1.6521	2.2500
Class AAA Series C preferred shares (C$)	—	1.2356		2.0000	2.0000
Class AAA Series D preferred shares (C$)	—	1.2356		2.0000	2.0000
Class AAA Series F preferred shares (C$)	1.5000	1.5000		0.3986	—
Class AAA Series G preferred shares (US$)	1.3125	0.7237		—	—
Class AAA Series H preferred shares (C$)	1.4375	0.3033		—	—
Class AAA Series I preferred shares (C$)	1.3000	—		—	—
Class AAA Series J preferred shares (C$)	0.8333	—		—	—
Class AAA Series K preferred shares (C$)	0.2486	—		—	—

(1) Includes the distribution of Brookfield Homes Corporation valued at $2.00 per common share

Management’S Responsibility for the Financial Statements

The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the company. To fulfill this responsibility, the company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate, and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.

Deloitte & Touche LLP, the independent auditors appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report as auditors is set out below.

The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management responsibilities and is responsible for reviewing and approving the financial statements.

Richard B. Clark	Craig J. Laurie
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
February 9, 2005

Auditors’ Report

To the Shareholders,

We have audited the consolidated balance sheets of Brookfield Properties Corporation as at December 31, 2004 and 2003 and the consolidated statements of income, retained earnings and cashflow for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cashflows for the years then ended in accordance with Canadian generally accepted accounting principles.

The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion.

Toronto, Canada February 9, 2005
Chartered Accountants

Consolidated Balance Sheet

December 31 (US Millions)	Note	2004	2003

Assets
Commercial properties	4	$6,693	$6,297
Development properties	5	716	684
Receivables and other	6	685	717
Marketable securities	7	285	267
Cash and cash equivalents		112	132

		$8,491	$8,097

Liabilities
Commercial property debt	8	$4,550	$4,537
Accounts payable and other liabilities	9	591	545
Future income tax liability	10	96	18
Shareholders’ interests
Minority interests of others in properties	11	53	81
Preferred shares
Subsidiaries	12	320	415
Corporate	12	854	586
Common shares	13	2,027	1,915

		$8,491	$8,097

See accompanying notes to the consolidated financial statements

On behalf of the Board,

Gordon E. Arnell	Richard B. Clark
Chairman	President and Chief Executive Officer

Consolidated Statement of Income

December 31 (US Millions, except per share amounts)	Note	2004	2003

Total revenue and gains	15	$1,442	$1,363

Net operating income
Commercial property operations	15
Operating income from properties		$683	$597
Lease termination income and gains		60	100

Total commercial property operations		743	697

Development and residential operations	15	42	31
Interest and other		47	62

		832	790

Expenses
Interest		270	265
Administrative and development		41	44
Minority interests of others in properties		20	21

Income before undernoted		501	460

Depreciation and amortization		143	79
Taxes and other non-cash items	10	116	102

Net income		$242	$279

Net income per share	13
Basic		$1.29	$1.64
Diluted		$1.28	$1.63

Net income per share — after giving effect to stock dividend	13
Basic		$0.86	$1.09
Diluted		$0.85	$1.08

See accompanying notes to the consolidated financial statements

Consolidated Statement of Retained Earnings

December 31 (US Millions)	Note	2004	2003

Retained earnings — beginning of year		$797	$630
Net income		242	279
Shareholder distributions
Preferred shares dividends		(41)	(20)
Common share dividends		(96)	(79)
Amount paid in excess of the book value of common shares purchased for cancellation		(35)	(13)

Retained earnings — end of year	13	$867	$797

Consolidated Statement of Cashflow

December 31 (US Millions)	Note	2004	2003

Operating activities
Net income		$242	$279
Depreciation and amortization		143	79
Taxes and other non-cash items		116	102

		501	460

Property disposition gains		—	(100)
Commercial property tenant improvements		(82)	(26)
Other		58	—

Cashflow provided from operating activities		477	334

Financing activities and capital distributions
Commercial property debt arranged		452	735
Commercial property debt repayments		(626)	(727)
Subordinated note receivable		—	98
Other advances		(8)	(99)
Common shares issued		10	8
Common shares of Brookfield repurchased		(43)	(106)
Preferred shares issued, net		261	408
Preferred shares redeemed		—	(74)
Cashflow distributed to other shareholders of subsidiaries		(163)	(15)
Preferred share dividends		(41)	(20)
Common share dividends		(96)	(79)

Cashflow (used in) provided from financing activities and capital distributions		(254)	129

Investing activities
Marketable securities		(18)	(267)
Acquisitions of real estate, net	18	(207)	(172)
Dispositions of real estate, net	18	63	222
Development and redevelopment investments		(55)	(174)
Capital expenditures		(26)	(16)

Cashflow used in investing activities		(243)	(407)

(Decrease) increase in cash resources		(20)	56
Opening cash and cash equivalents		132	76

Closing cash and cash equivalents		$112	$132

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

(a)	General

The consolidated financial statements of Brookfield Properties Corporation (the “company”) are prepared in accordance with generally accepted accounting principles as prescribed by the Canadian Institute of Chartered Accountants (“CICA”).

(b)	Principles of consolidation

The consolidated financial statements include:

(i)	the accounts of all subsidiaries of the company including its wholly-owned operations, as well as BPO Properties Ltd. (“BPO Properties”) and Brookfield Financial Properties L.P. (“Brookfield Financial Properties”); and

(ii)	the accounts of all subsidiaries’ incorporated and unincorporated joint ventures and partnerships to the extent of the company’s proportionate interest in their respective assets, liabilities, revenue and expenses.

The company’s ownership interests in operating entities which are not wholly owned are as follows:

(i)	Brookfield Financial Properties L.P.: The company owns a 99.4% limited partnership interest and general partnership interest in Brookfield Financial Properties L.P.

(ii)	BPO Properties Ltd.: The company owns 89% on an equity basis and 54.3% on a voting basis of the common shares of BPO Properties Ltd.

(c)	Properties

(i)	Commercial properties

Commercial properties held for investment are carried at cost less accumulated depreciation. Upon acquisition, the company allocates the purchase price to the components of the commercial properties acquired: the amount allocated to land is based on its estimated fair value; buildings and existing tenant improvements are recorded at depreciated replacement cost; above and below market in-place leases are determined based on the present value of the difference between the rents payable under the terms of the respective leases and estimated market rents; lease origination costs for in-place leases are determined based on the estimated costs that would be incurred to put the existing leases in place under the same terms and conditions; and tenant relationships are measured based on the present value of the estimated avoided costs if a tenant were to renew its lease at expiry, discounted by the probability of such renewal.

Depreciation on buildings is provided during the year ended December 31, 2004 on a straight-line basis and on the sinking fund basis in previous years, in each case over the useful lives of the properties to a maximum of 60 years. Depreciation is determined with reference to each rental property’s carried value, remaining estimated useful life and residual value. Acquired tenant improvements, above and below market in-place leases and lease origination costs are amortized over the remaining terms of the related in-place leases. The value associated with tenant relationships is amortized over the expected term of the relationships. All other tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.

For commercial properties, an impairment loss is recognized when a property’s carrying value exceeds its undiscounted future net cash flow. Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(ii)	Development properties

Commercial properties under development consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures. For development properties, an impairment loss is recognized when a property’s carrying value exceeds its undiscounted future net cashflow. Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

Development land is held for residential development and is recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

(d) Capitalized costs

Costs capitalized to commercial and residential properties which are under development and other properties held for sale include all expenditures incurred in connection with the acquisition, development, construction and initial predetermined leasing period. These expenditures consist of all direct costs, interest and certain administrative expenses. Administrative costs are those directly attributable to development projects and include salaries and benefits of employees directly associated with the development projects, such as architects, engineers, designers and development project managers. Ancillary income relating specifically to such properties during the development period is treated as a reduction of costs.

(e) Stock-based compensation

The company accounts for stock options using the fair value method. Under this method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using the Black-Scholes option pricing model and recognized over the vesting period.

(f) Revenue recognition

Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cashflow after debt servicing, or the expiration of a reasonable period of time following substantial completion, subject to the time limitation determined when the project is approved. Prior to this, the property is categorized as a rental property under development, and related revenue is applied to reduce development costs.

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a receivable is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and Canadian large corporation taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue from the sale of land and other properties is recorded when the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are classified as commercial properties or included in residential inventory assets, unless they meet the criteria for treatment as discontinued operations.

(g) Income taxes

The company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are calculated based on: (i) the temporary differences between the carrying values and the tax bases of assets and liabilities, and (ii) unused income tax losses, measured using substantively enacted income tax rates and laws that are expected to apply in the future as temporary differences reverse and income tax losses are used.

(h) Reporting currency and foreign currency translation

The consolidated financial statements have been presented in US dollars as the company’s principal investments and cashflow are influenced primarily by the US dollar. Assets and liabilities denominated in foreign currencies are translated into US dollars at the rate in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate in effect for the period presented. The company’s operations in Canada are self-sustaining in nature and as such, cumulative gains and losses arising from the consolidation of the assets and liabilities of these operations are recorded as a separate component of shareholders’ equity.

All amounts expressed in the financial statements are in millions of US dollars unless otherwise noted.

(i) Marketable securities

Marketable securities are carried at the lower of amortized cost and their estimated net realizable value. During periods where the “fair value” or the “quoted market value” may be less than cost, the company reviews the relevant security to determine if it will recover its carrying value within a reasonable period of time and adjusts it, if necessary. This policy considers the company’s intent to hold an investment through periods when quoted market values may not fully reflect the underlying value of that investment. The company also considers the degree to which estimation is incorporated into valuations and any potential impairment relative to the magnitude of the related portfolio.

In determining fair values, quoted market prices are generally used when available and, when not available, management estimates the amounts which could be recovered over time or through a transaction with knowledgeable and willing third parties under no compulsion to act.

(j) Use of estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of future cash flows and probabilities in assessing net recoverable amounts and net realizable value, the allocation of the purchase price to components of commercial properties acquired, depreciation and amortization, the company’s ability to utilize tax losses, hedge effectiveness, and fair value for disclosure purposes.

(k) Derivative financial instruments

The company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that the hedge will be effective. Realized and unrealized gains and losses on forward exchange contracts designated as hedges of currency risks are included in the cumulative translation account when the currency risk being hedged relates to a net investment in a self-sustaining subsidiary. Otherwise, realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability or anticipated transaction affects income.

Financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income as a component of interest and other income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.

(l) Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

NOTE 2: CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, the company adopted CICA Handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with Canadian GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. In particular, this section requires the company to record income arising from tenant leases and depreciation on buildings on a straight-line basis. Adoption of this section resulted in recognition of additional straight-line rental revenue of $22 million and additional depreciation of $58 million before any tax effects for the year ended December 31, 2004. Previously, the company recorded rental revenue as it was contractually due and payable, and recorded depreciation on buildings using the sinking fund method.

Effective January 1, 2004, the company adopted CICA Handbook section 3063, “Impairment of Long-Lived Assets.” The section provides that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value. The adoption of section 3063 did not have a significant impact on the company’s consolidated financial statements. Previously, the impairment was measured as the excess of the carrying value over the sum of the total undiscounted cash flows.

Effective January 1, 2004, the company adopted CICA Handbook section 3110, “Asset Retirement Obligations.” The section addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset. The adoption of section 3110 did not have a significant impact on the company’s consolidated financial statements.

Effective January 1, 2004, the company adopted Accounting Guideline 13, “Hedging Relationships,” (“AcG 13”), a new accounting guideline issued by the Accounting Standards Board (AcSB) of the CICA addressing identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. Under AcG 13, hedge designation of derivative financial instruments is only allowed if, both at the inception of the hedge and throughout the hedge period, the changes in the fair value or cash flows of the derivative instruments are expected to substantially offset the fair value or cash flows of the underlying asset, liability or anticipated transaction. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

The company has adopted CICA Emerging Issue Committee Abstract 140, “Accounting for Operating Leases Acquired in Either an Asset Acquisition or Business Combination,” (“EIC 140”), issued in September 2003. EIC 140 requires that when a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market leases and tenant relationship values, if any. These intangible costs are amortized over their respective lease terms. The adoption of EIC 140 did not have a significant impact on the company’s consolidated financial statements.

NOTE 3: FUTURE ACCOUNTING POLICY CHANGES

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15”), which is effective for the company’s 2005 fiscal year and provides guidance for applying the principles in section 1590, “Subsidiaries,” to those entities defined as Variable Interest Entities (VIEs) and more commonly referred to as Special Purpose Entities (SPEs), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to relieve expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of a VIE’s expected losses and/or expected residual returns. The adoption of AcG 15 will not have a material impact on the consolidated financial statements.

In November 2003, CICA Handbook Section 3860, “Financial Instruments — Disclosure and Presentation,” effective for the company’s 2005 fiscal year, was amended to require that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability. The amendments to Section 3860 are effective for fiscal years beginning on or after November 1, 2004, and the company intends to apply these provisions retroactively, with restatement of prior years presented. It is expected that this will require the reclassification to liabilities of certain of the company’s preferred shares and securities that are currently included in equity and the recording of interest expense determined based on the effective financing rate associated with these instruments.

NOTE 4: COMMERCIAL PROPERTIES

A breakdown of commercial properties is as follows:

(Millions)	2004	2003

Commercial properties	$7,272	$6,748
Less: Accumulated depreciation	(579)	(451)

Total	$6,693	$6,297

(a) Commercial properties, carried at a net book value of approximately $2,400 million (2003 — $2,380 million), are situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million annually for the next five years and $973 million in total on an undiscounted basis.

(b) Construction costs of $15 million (2003 — $7 million), interest costs of nil (2003 — nil) and general and administrative expenses of nil (2003 — nil) were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2004.

(c) The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures and partnerships, reflected in the company’s commercial and development properties:

(Millions)	2004	2003

Assets	$2,173	$2,164
Liabilities	1,254	1,267
Operating revenues	363	296
Operating expenses	141	120
Net income	110	87
Cashflow provided from operating activities	146	132
Cashflow provided from financing activities	—	21
Cashflow provided from (used in) investing activities	25	(16)

NOTE 5: DEVELOPMENT PROPERTIES

Development properties include commercial developments, primarily for office development and residential land under and held for development. A breakdown of development properties is as follows:

(Millions)	2004	2003

Commercial developments	$399	$349
Residential developments	317	335

Total	$716	$684

Commercial developments include commercial land, and rights and options which represent developable land and construction costs. Residential development land includes fully entitled lots and land in processing. The company capitalizes interest and administrative and development costs to both commercial and residential development properties. During 2004, the company capitalized construction and related costs of $26 million (2003 — $123 million) and $14 million (2003 — $44 million) of interest to its commercial development sites.

The company, through its subsidiaries, is contingently liable for obligations of its associates in its residential development land joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations with the balance shared among the participants in accordance with predetermined joint-venture arrangements.

NOTE 6: RECEIVABLES AND OTHER

The components of receivables and other assets are as follows:

(Millions)	2004	2003

Receivables and real estate mortgages	$435	$499
Prepaid expenses and other assets	246	212
Non-core real estate assets held for sale	4	6

Total	$685	$717

NOTE 7: MARKETABLE SECURITIES

Marketable securities are comprised of a portfolio of fixed-rate corporate bonds with a fair value approximately equal to its book value and an average yield of 2.6%. The portfolio matures over the period of 2005 to 2007.

NOTE 8: COMMERCIAL PROPERTY DEBT

Predominantly all of the commercial property mortgages are secured by individual properties without recourse to the company. Approximately 90% of the company’s commercial property debt is due after 2006.

	Weighted Average
	Interest Rate at	Principal Repayment					2010&	2004	2003
(Millions)	Dec. 31, 2004	2005	2006	2007	2008	2009	Beyond	Total	Total

Commercial property debt	6.5%	$277	$175	$632	$278	$193	$2,995	$4,550	$4,537

Commercial property debt includes $945 million (2003 — $1,104 million) repayable in Canadian dollars of C$1,134 million (2003 -C$1,435 million). The weighted average interest rate at December 31, 2004 was 6.5% (2003 — 6.6%).

The company’s bank credit facility is in the form of a three-year revolving facility totaling $150 million, of which $20 million was drawn at December 31, 2004. This facility has a floating interest rate of approximately 3.7%.

NOTE 9: ACCOUNTS PAYABLE AND OTHER LIABILITIES

The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	2004	2003

Accounts payable	$289	$241
Advances
Retractable preferred shares	167	154
Other	135	150

Total	$591	$545

The Class AAA Series E retractable preferred shares have a cumulative dividend rate of 70% of bank prime. The company also has a revolving five-year term facility with a shareholder which bears interest based on the prime rate. This revolving facility is convertible at either party’s option into a fixed-rate financing at 9.75% repayable in 2015. This facility was undrawn at December 31, 2004. Other advances are comprised mainly of debt attributable to the land development business of $135 million (2003 — $150 million) and are primarily recourse in nature to subsidiaries of the company. The weighted average interest rate on these advances as at December 31, 2004 was 4.2% (2003 — 4.4%). Advances totaling $107 million are due by the end of 2005, and the remaining balances are due prior to 2009.

NOTE 10: INCOME TAXES

Future income tax assets (liabilities) consist of the following:

(Millions)	2004	2003

Future income tax assets related to non-capital and capital losses	$472	$469
Future income tax liabilities related to differences in tax and book basis, net	(568)	(487)

Total	$(96)	$(18)

The future income tax assets (liabilities) relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $277 million (2003 — $235 million) that relate to non-capital losses which expire over the next ten years, and $45 million (2003 — $40 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $150 million (2003 — $194 million) that relate to net operating losses which expire over the next 16 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $400 million (2003 — $436 million) which also expire over the next 10 years.

Future income tax expense consists of the following:

(Millions)	2004	2003

Income tax expense at the Canadian federal and provincial income tax rate of 35% (2003 - 35%)	$133	$141
Increase (decrease) in income tax expense due to the following:
Higher income taxes in other jurisdictions	6	7
Minority shareholders’ interests in income tax expense	(4)	(2)
Changes in Canadian tax rates	—	(23)
Tax assets previously not recognized	(25)	(28)
Non-taxable portion of capital gains	(1)	(1)
Other	7	8

Total	$116	$102

NOTE 11: MINORITY INTERESTS OF OTHERS IN PROPERTIES

Minority interests of others in properties include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

	Equity
(Millions)	Ownership	2004	2003

Participation by other shareholders in properties through:
Common shares of BPO Properties	11.0%	$42	$72
Limited partnership units of Brookfield Financial Properties	0.6%	11	9

Total		$53	$81

NOTE 12: PREFERRED SHARES — SUBSIDIARIES AND CORPORATE

Subsidiaries and corporate preferred shares outstanding total $1,174 million (2003 — $1,001 million) as follows:

(a) Subsidiaries

The company’s subsidiaries have the following preferred shares outstanding:

	Shared	Preferred	Cumulative
(Millions except share information)	Outstanding	Shares Series	Dividend Rate	2004	2003

BPO Properties	1,805,489	Series G	70% of bank prime	$38	$35
	3,816,527	Series J	70% of bank prime	80	74
	300	Series K	30-day BA + 0.4%	124	115
	2,847,711	Series M	70% of bank prime	59	55
	800,000	Series N	30-day BA + 0.4%	17	15

				$318	$294
100%-owned subsidiaries				2	121

Total				$320	$415

The redemption terms of the preferred shares issued by BPO Properties are as follows:

(i) Series G preferred shares are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.

(ii) Series J and M preferred shares are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.

(iii) Series K preferred shares are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends.

(iv) Series N preferred shares are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.

(b) Corporate

The company has the following preferred shares authorized and outstanding:

(Millions, except share information)			Cumulative
Authorized	Outstanding	Preferred Shares Series	Dividend Rate	2004	2003

6,312,000	6,312,000	Class A redeemable voting	7.50%	$11	$11
2,000,000	2,000,000	Class AA Series E	70% of bank prime	34	34
8,000,000	8,000,000	Class AAA Series F	6.00%	126	126
6,000,000	4,400,000	Class AAA Series G	5.25%	110	110
8,000,000	8,000,000	Class AAA Series H	5.75%	151	151
8,000,000	8,000,000	Class AAA Series I	5.20%	154	154
8,000,000	8,000,000	Class AAA Series J	5.00%	146	—
6,000,000	6,000,000	Class AAA Series K	5.20%	122	—

Total				$854	$586

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.

The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$2.50 per share, together with all accrued and unpaid cumulative dividends thereon.

The company may redeem outstanding Class AA preferred shares, at a redemption price for each of the Class AA preferred shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preferred shares of that series, plus an amount equal to unpaid cumulative dividends.

During 2004, the company issued 8,000,000 Class AAA, Series J preferred shares and 6,000,000 Class AAA, Series K preferred shares for total proceeds of C$350 million.

During 2003, the company issued 4,400,000 Class AAA, Series G preferred shares, 8,000,000 Class AAA, Series H preferred shares, and 8,000,000 Class AAA, Series I preferred shares for total proceeds of $415 million. In June 2003, 4,000,000 Class AAA, Series C and D preferred shares were redeemed for $74 million.

The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)

Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C $26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C $26.00	December 31, 2010	December 31, 2016

(1)	Subject to applicable law and rights of the corporation, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30,

2014; the Series K at a price of C$26,00 if redeemed during the 12-months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of $C25.00 if redeemed on or after December 31, 2015.

(2)	Subject to applicable law and rights of the corporation, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)	Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

NOTE 13: COMMON SHARES

The authorized common share capital consists of an unlimited number of common voting shares. The issued and outstanding common share capital consists of:

(Millions)	2004	2003

Common shares	$1,080	$1,084
Retained earnings, and cumulative translation adjustment	947	831

Total	$2,027	$1,915

Retained earnings and cumulative translation adjustment include a foreign currency cumulative translation adjustment of $80 million (2003 — $34 million) and $6 million (2003 — $8 million) from preferred share issue costs. The amount paid in excess of the book value of common shares purchased for cancellation was $29 million (2003 — $13 million).

(a) Common shares

During the years 2004 and 2003, common shares issued and outstanding changed as follows:

	2004	2003

Common shares outstanding, beginning of year	156,246,701	160,364,416
Addition of shares as a result of exercise of options	755,052	888,985
Deduction of shares as a result of repurchases made	(1,409,900)	(5,006,700)

Common shares outstanding, end of year	155,591,853	156,246,701

During 2004, the exercise of options issued under the company’s share option plan generated cash proceeds of $10 million (2003 - $ 8 million). During 2004, common shares of the company were acquired for cancellation pursuant to the normal course issuer bid at an average price of $30.54 per share (2003 — $21.10).

(b) Earnings per share

Net income per share and weighted average common shares outstanding are calculated as follows:

(Millions, except per share information)	2004	2003

Net income	$242	$279
Preferred share dividends	(41)	(20)

Net income available to common shareholders	$201	$259

Weighted average common shares outstanding — basic	155.9	157.4
Effect of unexercised options	1.2	1.2

Weighted average common shares outstanding — diluted	157.1	158.6

On February 9, 2005, the Board of Directors approved a three-for-two stock split. The stock split will be in the form of a stock dividend. Shareholders will receive one Brookfield common share for each two common shares held. The stock dividend will be payable on March 31, 2005 to shareholders of record at the close of business on March 15, 2005. The stock split will not change the economic value of the common shares issued and outstanding. Effectively, the number of common shares increases by one-half and the earnings per share decreases by one-third.

NOTE 14: STOCK-BASED COMPENSATION

Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.

During the first quarter of 2004, the company granted 975,000 stock options under the Share Option Plan with an exercise price of $29.42 per share, which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5-year term, 16.0% volatility, a weighted average dividend yield of 2% and an interest rate of 4.6%. The resulting fair value of $7 million (2003 - $5 million) is charged to expense over the vesting period of the options granted.

The following table sets out the number of options to purchase common shares which were issued and outstanding at December 31, 2004 under the company’s share option plan:

		Number	Weighted Average
Issue Date	Expiry Date	of Shares	Exercise Price

1998	2008	254,500	$13.66
1999	2009	29,300	9.94
2000	2010	309,925	12.08
2001	2011	492,237	17.65
2002	2012	608,587	18.97
2003	2013	495,439	19.96
2004	2014	938,591	30.02

Total		3,128,579	$21.04

The change in the number of options during 2004 and 2003 is as follows:

	2004		2003
	Number	Weighted Average	Number	Weighted Average
	of Options	Exercise Price	of Options	Exercise Price

Outstanding, beginning of year	3,242,240	$16.03	3,504,791	$12.99
Granted	975,000	29.42	1,000,000	18.38
Exercised	(755,052)	(13.21)	(888,985)	(8.44)
Cancelled	(333,609)	(19.70)	(373,566)	(17.05)

Outstanding, at end of year	3,128,579	$21.04	3,242,240	$16.03

Exercisable at end of year	1,580,724	$17.74	1,136,968	$13.42

A Deferred Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of deferred share units (“DSUs”). The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect of vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.

Employee compensation expense related to the stock option and the Deferred Share Unit plans for the year ended December 31, 2004 was $5 million (2003 - $3 million).

NOTE 15: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS

(a) Revenue and gains

The components of revenue and gains are as follows:

(Millions)	2004	2003

Revenue from commercial property operations	$1,074	$976
Lease termination income	60	—

Total commercial property revenue	1,134	976
Revenue from development and residential operations	261	225

Revenue from commercial property, development and residential operations	1,395	1,201
Interest and other	47	62
Commercial property gains	—	100

Total	$1,442	$1,363

(b) Commercial property operations

The results of the company’s commercial property operations are as follows:

(Millions)	2004	2003

Commercial property operations	$1,074	$976
Expenses	(391)	(379)
Lease termination income and gains	60	100

Total	$743	$697

Due to the events of September 11, 2001 and the impact on the company’s properties in Lower Manhattan, commercial property income includes $7 million (2003 - $11 million) of business interruption insurance claims as a result of loss of revenue.

During 2004, rental revenues from Merrill Lynch accounted for 14% (2003 - 14%) of total revenue from commercial properties.

(c) Development and residential operations

Development and residential operations’ results for the year are as follows:

(Millions)	2004	2003

Revenue	$261	$225
Expenses	(219)	(194)

Total	$42	$31

NOTE 16: DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES

Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The effects of significant accounting differences on the company’s balance sheet and statements of income, retained earnings and cashflow are quantified and described in the accompanying notes. Under both Canadian and US GAAP, non-GAAP measures and discussion are generally not included in the financial statements and notes thereto.

(a) Income statement differences

The incorporation of the significant differences in accounting principles in the company’s income statements for the years ended December 31, 2004 and 2003 under US GAAP would result in net income under US GAAP of $259 million (2003 — $254 million). The main differences between Canadian GAAP and US GAAP are summarized in the following table:

(Millions, except per share information)	2004	2003

Net income as reported under Canadian GAAP	$242	$279
Adjustments:
(i) (Decreased) increased commercial property income	(18)	9
(ii) Decreased (increased) commercial property depreciation	5	(60)
(iii) Increased commercial property lease termination income and gains	42	9
(iv) (Increased) decreased deferred income taxes	(12)	17

Net income under US GAAP	$259	$254

Net income per share
Basic	$1.40	$1.49
Diluted	$1.39	$1.48

Net income per share – after giving effect to stock dividend
Basic	$0.93	$0.99
Diluted	$0.92	$0.98

Other significant differences are outlined in each category between Canadian GAAP and US GAAP as follows:

(i)	(Decreased) Increased commercial property income

Prior to January 1, 2004, rental revenue was recognized under Canadian GAAP over the term of the lease as it becomes due where increases in rent are intended to offset the estimated effects of inflation. Effective January 1, 2004, rental revenue is recognized on a straight-line basis over the term of the lease. Under US GAAP, rental revenue has always been recognized on a straight-line basis. The net impact on the current year income of the company had the straight-line method always been used under Canadian GAAP would be a decrease in commercial property revenue by $18 million (2003 - increase by $9 million).

(ii)	Decreased (increased) commercial property depreciation

Prior to January 1, 2004, commercial properties were depreciated under Canadian GAAP using the sinking-fund method. Effective January 1, 2004, depreciation of rental properties is recorded using the straight-line method on a prospective basis. Under US GAAP, commercial properties have been depreciated on a straight-line basis from inception. As a result of the higher carrying value under Canadian GAAP at January 1, 2004, straight-line depreciation is higher under Canadian GAAP by $5 million for 2004. For 2003, straight-line depreciation under US GAAP was $60 million higher than sinking - fund depreciation under Canadian GAAP.

(iii)	Increased commercial property lease termination income and gains

Under US GAAP, the book values of commercial property assets differ from Canadian GAAP as a result of historical rental revenue recognition and commercial property depreciation methods, as explained in (i) and (ii). Further, termination of a previously existing lease at One World Financial Center in New York resulted in additional lease termination income under US GAAP. The net impact of these amounts would be an increase in commercial property lease termination income and gains of $42 million (2003 - $9 million).

(iv)	(Increased) decreased deferred income taxes

Income taxes are accounted for using the liability method under Canadian and US GAAP. For the year ended December 31, 2004, an increase of deferred income tax expense of $12 million (2003 - decrease of $17 million) would be recorded under US GAAP due to the tax effect of the stated differences between Canadian and US GAAP described above.

Under current Canadian and US GAAP, the impact of changes in income tax rates to the tax asset or liability account is reflected in the current year’s statement of income. Under Canadian GAAP, the impact of the change is reflected when the legislation affecting the tax rate change is substantively enacted, whereas the impact under US GAAP is reflected when legislation is enacted.

(b) Comprehensive income

Under US GAAP, the Financial Accounting Standards Board (“FASB”) issued SFAS 130 entitled “Reporting Comprehensive Income” requiring the reporting of comprehensive income. Comprehensive income, which incorporates net income, includes all changes in equity during the year, and accordingly, the change in the company’s cumulative translation adjustment is reflected in the company’s calculation of comprehensive income.

Differences arise from the application of the current rate method of currency translation under US GAAP to all periods presented pursuant to the adoption of the US dollar as the company’s reporting currency, and from other differences between Canadian and US GAAP as described above under “Income statement differences.”

Comprehensive income using Canadian GAAP amounts is as follows:

(Millions)	2004	2003

Net income under Canadian GAAP	$242	$279
Foreign currency translation adjustment under Canadian GAAP	46	70

Comprehensive income using Canadian GAAP amounts	$288	$349

Comprehensive income using US GAAP amounts is as follows:

(Millions)	2004	2003

Net income under US GAAP	$259	$254
Foreign currency translation adjustment under US GAAP	71	54

Comprehensive income using US GAAP amounts	$330	$308

(c) Balance sheet differences

There are differences in the treatment of balance sheet items between Canadian GAAP and US GAAP. The incorporation of the significant differences in accounting principles in the company’s financial statements as at December 31, 2004 and 2003 would result in the following balance sheet presentation under US GAAP:

(Millions)	2004	2003

Assets
Commercial properties	$6,277	$5,877
Development properties	716	684
Receivables and other	777	824
Deferred income taxes	6	116
Marketable securities	285	267
Cash and cash equivalents	112	132

Total assets under US GAAP	$8,173	$7,900

Liabilities and shareholders’ equity
Commercial property debt	$4,550	$4,537
Accounts payable and other liabilities	558	545
Minority interests of others in properties	58	86
Preferred shares
Subsidiaries	320	415
Corporate	865	598
Common shares	1,822	1,719

Total liabilities and shareholders’ equity under US GAAP	$8,173	$7,900

Significant differences between Canadian GAAP and US GAAP are as follows:

Commercial properties

There are two principal differences between Canadian GAAP and US GAAP affecting the carrying value of commercial properties. The first difference relates to historical differences in the method of depreciation to be applied to depreciable assets as described in Note 16(a)(ii). At December 31, 2004, this would result in a cumulative adjustment of $416 million (2003 — $420 million). The second difference relates to the method of accounting for joint ventures and partnerships. Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the company’s ownership interest. Under US GAAP, the equity method of accounting is applied. In circumstances where a joint venture is an operating entity and the significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, US regulations do not require adjustment to equity account the joint ventures. The presentation of the company’s joint ventures does not require adjustment to the equity method.

(Millions)	2004	2003

Commercial properties under Canadian GAAP	$6,693	$6,297
Additional accumulated depreciation under US GAAP	(416)	(420)

Commercial properties under US GAAP	$6,277	$5,877

Receivables and other

The principal difference in the accounting for receivables and other under US GAAP is the inclusion of a straight-line rent receivable of $92 million (2003 — $107 million) had the company always straight-lined its revenue.

(Millions)	2004	2003

Receivables and other under Canadian GAAP	$685	$717
Straight-line rent receivable	92	107

Receivables and other under US GAAP	$777	$824

Deferred income taxes

Under US GAAP, the company has a deferred tax asset of $6 million (2003 — $116 million). The offsetting balance created by this adjustment decreases future income tax liability under Canadian GAAP by $96 million (2003 — $18 million), decreases cumulative translation adjustment by $25 million (2003 — $5 million) and increases shareholders’ equity by $127 million (2003 — $139 million).

The deferred income tax asset under US GAAP is as follows:

(Millions)	2004	2003

Tax assets related to net operating and capital losses	$612	$609
Tax liabilities related to differences in tax and book basis	(458)	(333)
Valuation allowance	(148)	(160)

Deferred income tax asset under US GAAP	$6	$116

Accounts payable and other liabilities

The principal difference under US GAAP relates to deferred income relating to a lease transaction at One World Financial Center in New York. The accounts payable and other liabilities under US GAAP is as follows:

(Millions)	2004	2003

Accounts payable and other liabilities under Canadian GAAP	$591	$545
Deferred income	(33)	—

Accounts payable and other liabilities under US GAAP	$558	$545

Common shareholders’ equity

The cumulative impact of US GAAP adjustments to common shareholders’ equity is as follows:

(Millions)	2004	2003

Common shareholders’ equity under Canadian GAAP	$2,027	$1,915
Adjustment to accumulated depreciation under US GAAP	(416)	(420)
Adjustment to accounts payable and other liabilities under US GAAP	33	—
Adjustment to deferred income tax asset under US GAAP	102	134
Rental revenue adjustments under US GAAP	92	107
Foreign currency translation adjustments, net	(16)	(17)

Common shareholders’ equity under US GAAP	$1,822	$1,719

The components of common shareholders’ equity under US GAAP, after the adjustments in the previous table, are as follows:

(Millions)	2004	2003

Common shares	$1,173	$1,177
Additional paid-in capital, net*	871	825
Cumulative translation adjustment	(29)	(100)
Cumulative adjustments to net income and retained earnings	(193)	(183)

Common shareholders’ equity under US GAAP	$1,822	$1,719

*	Net of retained earnings of $607 million (2003 — $526 million)

Joint ventures

The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures reflected in the company’s balance sheet for US GAAP purposes:

(Millions)	2004	2003

Assets	$1,866	$1,865
Liabilities	1,254	1,267
Operating revenue	306	258
Operating expenses	130	109
Net income	81	74
Cashflows provided from operating activities	116	116
Cashflows provided from investing activities	—	21
Cashflows provided from (used in) financing activities	25	(16)

(d) Change in accounting policies

In April 2003, FASB issued SFAS 149, “Amendment of SFAS 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying, and amends certain other existing pronouncements. The adoption of SFAS 149 by the company has not had a material impact on the results of operations or financial condition.

In May 2003, FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) whereas many of those instruments were previously classified as equity. Some of the provisions of this statement are consistent with the current definition of liabilities in FASB Concepts Statement 6, “Elements of Financial Statements.” The remaining provisions of this statement are consistent with the proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. The adoption of SFAS 150 by the company has not had a material impact on the consolidated financial statements.

In December 2003, the FASB issued revised Interpretation 46 (“FIN 46R”), “Consolidation of Variable Interest Entities” (VIEs), an Interpretation of Accounting Research Bulletin 51, “Consolidated Financial Statements,” and replaces the previous version of FASB Interpretation 46 issued in January, 2003 (“FIN 46”). This interpretation is to be applied immediately to VIEs created after January 31, 2003. A company that holds a variable interest in a VIE it acquired before February 1, 2003 shall apply the provision of this interpretation no later than the first fiscal year or interim period ending after March 15, 2004 unless those entities are considered to be special purpose entities in which the application is to be no later than the end of the first reporting period that ends after December 15, 2003. This interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The decision whether to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity, and the right to receive the expected residual returns. The entity with the majority of the expected losses or expected residual return is considered to be primary beneficiary of the entity and is required to consolidate such entity. FIN 46R was effective for the company on June 30, 2004. The adoption of FIN 46R has not had a material impact on the company’s financial statements.

(e) Future accounting policy changes

In December 2004, the FASB issued SFAS 123R, “Share-Based Payment” (“SFAS 123R”), which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS 123R focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.

SFAS 123R eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award. The standard also requires the company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur. The company is assessing the requirements of the standard and believes that its adoption will not have a significant impact.

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-Monetary Assets” (“SFAS 153”), an amendment of APB 29. This standard amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The standard specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This standard is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this standard is issued. Retroactive application is not permitted. The company is assessing the requirements of this standard and believes that its adoption will not have a significant impact.

On March 21, 2004, the FASB ratified the consensus reached by the EITF on EITF 03-6. This EITF requires the calculation of earnings per share to be changed to measure the impact of certain securities or other instruments or contracts that entitle their holders to participate in undistributed earnings of the reporting entity, provided such entitlement is non-discretionary and objectively determinable. EITF 03-6 is effective for the first interim or annual reporting period that begins after March 31, 2004, and requires retroactive adjustment to earnings per share presented for prior periods. The company is assessing the impact that EITF 03-6 will have on its 2005 consolidated financial statements, if any.

NOTE 17: GUARANTEES, CONTINGENCIES AND OTHER

(a) In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements and underwriting and agency agreements. In particular, the company provided income guarantees to the co-owners in connection with the sale of certain properties in prior years. These guarantees are based on a specified level of contractual occupancy until July 2007 and a specified rate of return until July 2005. Based on estimated levels of contractual occupancy and rate of return, the company has provided for potential payments of $2 million at the time of sale.

The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.

Brookfield does not conduct its operations, other than equity-accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.

(b) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. In the opinion of management, any liability which may arise from such contingencies would not have a material adverse effect on the consolidated financial statements of the company.

(c) On September 11, 2001, Brookfield owned eight million square feet of space in four office towers surrounding the World Trade Center site - One Liberty Plaza and One, Two and Four World Financial Center. The physical damage sustained by these properties was mainly cosmetic as a result of the attack on and subsequent collapse of the World Trade Center and consisted primarily of replacement of broken windows and some repair to the granite façade on the World Financial Center. While there was no structural damage to these four office towers, the glass-enclosed Winter Garden atrium at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. This component of the World Financial Center was fully restored and re-opened in September 2002.

To date, approximately $230 million has been received for property and business interruption claims relating to One Liberty Plaza, One World Financial Center, the Winter Garden and common areas of the World Financial Center. Two and Four World Financial Center are covered by insurance in place under the triple-net leases with Merrill Lynch. Brookfield’s insurance claim adjustment process is on-going due to the complexity of the issues involved. However, Brookfield anticipates recovery of all material amounts relating to the restoration and business interruption costs of its properties.

One Liberty Plaza and Four World Financial Center reopened in October 2001 and One and Two World Financial Center reopened in the first quarter of 2002. No material lease cancellations in the New York portfolio occurred as a result of the events of September 11.

Brookfield has insurance covering certain acts of terrorism for up to $600 million of damage and business interruption costs. Brookfield continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company. Brookfield believes it is in compliance with all of its loan covenants, despite not being able to acquire terrorism coverage for the full replacement cost of all of the company’s properties.

NOTE 18: OTHER INFORMATION

(a) At December 31, 2004, the company had foreign exchange contracts to sell a notional amount of C$711 million at a weighted average exchange rate of C$1.00 = US$0.76, maturing in January 2005, designated as hedges for accounting purposes to manage the company’s foreign exchange risk in respect to its Canadian-denominated net investments. The fair value of these contracts at December 31, 2004 was a loss of $52 million which is reflected in the cumulative translation adjustment account. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$310 million at a weighted average exchange rate of US$1.00 = C$1.33, maturing in January 2005, which have not been designated as hedges for financial reporting purposes. The aggregate fair value of these contracts at December 31, 2004 was a gain of $30 million.

(b) As at December 31, 2004, Brookfield had approximately $216 million (December 31, 2003 - $562 million) of indebtedness outstanding to Brascan Corporation and its affiliates. During the first quarter of 2004, the company, based on an agreement signed in 1997, purchased the land lease on one of its Canadian properties for an amount equal to its carrying value of $80 million from Brascan Corporation.

(c) Generally accepted accounting principles require that, where practical, estimates be made with respect to the fair value of both on and off balance sheet financial instruments. The financial assets of the company are generally short-term floating rate loans receivable of a trade nature. At December 31, 2004, the fair value of loans receivable exceeded their book value by $1 million (2003 -$1 million). The fair value of mortgages and loans payable is determined by references to current market rates for debt with similar terms and risks. As at December 31, 2004, the fair value of advances, commercial property debt and other loans payable exceeds the book value of these obligations by $196 million (2003 - $178 million).

(d) Supplemental cashflow information

Years ended December 31 (Millions)	2004	2003

Investing activities
Acquisitions of real estate	$(359)	$(172)
Mortgages assumed by purchasers	152	—

	$(207)	$(172)

Dispositions of real estate	$99	$469
Mortgages assumed by purchasers	(36)	(247)

	$63	$222

Cash taxes paid were $7 million (2003 - $10 million). Cash interest paid totaled $278 million (2003 - $308 million).

(e) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of the parent or other subsidiaries, respectively.

NOTE 19: SEGMENTED INFORMATION

The company and its subsidiaries operate in the U.S. and Canada within the commercial property business and the residential land development business. The following summary presents segmented financial information for the company’s principal areas of business by industry and geographic location:

	United States		Canada		Total
(Millions)	2004	2003	2004	2003	2004	2003

Assets
Commercial properties	$5,093	$4,842	$1,600	$1,455	$6,693	$6,297
Development properties	326	373	390	311	716	684
Receivables and other	355	334	330	383	685	717
Marketable securities	285	267	—	—	285	267
Cash and cash equivalents	49	101	63	31	112	132

	$6,108	$5,917	$2,383	$2,180	$8,491	$8,097

	United States		Canada		Total
(Millions)	2004	2003	2004	2003	2004	2003

Commercial property operations
Rental revenues	$773	$678	$301	$298	$1,074	$976
Lease termination income and gains	60	97	—	3	60	100
Expenses	262	244	129	135	391	379

	571	531	172	166	743	697

Land and housing
Revenues	19	30	242	195	261	225
Expenses	16	27	203	167	219	194

	3	3	39	28	42	31

Other revenues	14	25	33	37	47	62

Net operating income	588	559	244	231	832	790
Interest expense	215	212	55	53	270	265
Administrative and development	20	20	21	24	41	44
Minority interests of others in properties	4	2	16	19	20	21

Income before undernoted	349	325	152	135	501	460
Depreciation and amortization	102	40	41	39	143	79

Income before unallocated costs	247	285	111	96	358	381
Taxes and other non-cash items					116	102

Net income					$242	$279

Acquisitions of real estate, net	$124	$172	$83	$—	$207	$172
Dispositions of real estate, net	(31)	(199)	(32)	(23)	(63)	(222)
Commercial property tenant improvements	69	13	13	13	82	26
Development and redevelopment investments	51	167	4	7	55	174
Capital expenditures	13	7	13	9	26	16

Selected Financial Information

December 31 (US Millions, except per share information)	2004	2003		2002	2001	2000

Financial results (1)
Commercial property net operating income	$743	$697		$660	$672	$611
Funds from operations and gains - continuing operations	501	460		374	334	268
Net income from continuing operations	242	279		236	202	140
Total assets	8,491	8,097		7,450	7,419	8,123
Capital base	3,254	2,997		2,433	2,353	2,390

Per diluted common share(1)
Common shares outstanding	155.6	156.2		160.4	161.7	158.7
Fully diluted shares outstanding	158.7	159.6		163.9	165.1	167.4
Funds from operations and gains	$2.93	$2.78		$2.18	$1.92	$1.56
Funds from operations excluding straight line rent, lease termination income and gains	2.41	2.15		1.87	1.63	1.45
Net income	1.28	1.63		1.34	1.12	0.76
Dividends paid	0.62	2.50	(2)	0.40	0.33	0.25
Shareholders’ equity - book value	13.19	12.31		11.07	10.27	10.06
Common share price at year end	37.40	28.70		18.20	15.45	16.35

Operating data - Commercial properties
Number of properties	46	48		50	50	60
Rentable area (millions of sq. ft.)	46	46		46	45	46
Effective interest (millions of sq. ft.)	35	36		35	37	41
Average occupancy (%)	95.2	94.1		95.5	97.3	97.0

Property management
Area managed (sq. ft.)	150	140		130	120	120

(1)	Excludes the assets, liabilities and results of operations of Brookfield Homes Corporation

(2)	Includes the distribution of Brookfield Homes Corporation valued at $2.00 per common share

Board of Directors

Gordon E. Arnell
London, United Kingdom
Chairman
Brookfield Properties Corporation

Chairman of Brookfield since 1989; President and CEO of Brookfield’s predecessor, Carena Developments Ltd., for eleven years; senior executive roles at Oxford Development Group Ltd. and Trizec Corporation Ltd.

William T. Cahill (1)
Ridgefield, Connecticut
Senior Credit Officer
Citibank Community Development Bank

Senior Credit Officer, Citibank Community Development Group since 2002. Various positions including Managing Director, OREO 1996–2002 and Senior Asset Manager 1991–1996. Vice President and Senior Asset Manager, Mellon Real Estate Investment Advisors Inc., 1983–1991.

Richard B. Clark
New York, New York
President and CEO
Brookfield Properties Corporation

President and CEO of Brookfield since 2002; President and CEO of U.S. operations 2000–2002; senior positions for Brookfield and its predecessor companies; Chairman, Real Estate Round Table Tax Policy Advisory Committee; Member, NAREIT and REBNY Board of Governors.

Jack L. Cockwell (2)
Toronto, Ontario
Group Chairman, Brascan Corporation

Group Chairman of Brascan since 2002; President and CEO 1991–2001; senior executive of Brascan and its predecessor companies from 1969. Director, Brascan, Partners Limited and affiliates and Astral Media Inc. Chairman, Board of Trustees, Royal Ontario Museum and Director, C.D. Howe Institute.

J. Bruce Flatt
Toronto, Ontario
President and CEO
Brascan Corporation

President and CEO of Brascan since 2002; President and CEO of Brookfield 2000–2001; President and COO 1995–2000; other senior management positions from 1992. Director, Brascan, Partners Limited and affiliates.

Lance Liebman (2)(3)
New York, New York
Director, American Law Institute
Columbia University School of Law

Professor of Law at Columbia since 1991; Director of the American Law Institute since 1999; Dean, Columbia Law School 1991–1996; Professor, Harvard Law School 1970–1991; Assistant to NYC Mayor Lindsay 1968–1970; Law Clerk to U.S. Supreme Court Justice White 1967–1968; Director, Tarragon Corporation and Greater New York Insurance Cos.

Paul D. McFarlane (1)(2)
Mississauga, Ontario

Retired from CIBC in 2002 after more than 40 years’ service in numerous branch, regional and head office positions, most recently as Senior Vice President, Special Loans, Head Office, from 1994 until retirement.

Allan S. Olson (1)(3)
Edmonton, Alberta
President and CEO
First Industries Corporation

President and CEO of First Industries since 1991. President and CEO, Churchill Corp. 1989–1990 and Banister Construction Group 1990–1991. Various positions at Stuart Olson Construction including President and CEO 1965–1989. Director, Ipsco Steel and Chairman, Summit REIT.

Samuel P.S. Pollock, O.C.(3)
Toronto, Ontario
President of 96345 Canada Inc.

Chairman, Toronto Blue Jays 1995–2000; Chairman, John Labatt Ltd. 1991–1995; President, Carena Investments 1978–1991; Vice President and General Manager, Montreal Canadiens 1964–1978. Officer, Order of Canada and Member, Order of Quebec. Inducted to the Hockey Hall of Fame and the Canadian Sports Hall of Fame. Named Great Montrealer in 1978.

William C. Wheaton, Ph.D.
Hamilton, Massachusetts
Professor of Economics
Founder and Former Director,
Center for Real Estate
Massachusetts Institute of Technology

MIT faculty member since 1972; founder, MIT Center for Real Estate, 1984. Founder and Principal, Torto Wheaton Research. Co-author, Urban Economics and the Real Estate Markets (1996).

John E. Zuccotti
New York, New York
Co-Chairman
Brookfield Properties Corporation

Chairman, Real Estate Board of New York since 2004; Senior Counsel, Weil, Gotshal and Manges since 1998; President and CEO, Olympia & York Companies U.S.A. 1990–1996; Partner, Brown & Wood 1986–1990 and Tufo & Zuccotti 1978–1986. First Deputy Mayor of the City of New York 1975–1977. Chairman, New York City Planning Commission 1973–1975.

in memoriam

John McCaig 1929–2005
We pay tribute to John “Bud” McCaig, a Brookfield director since 1995. Bud led a remarkable life as an entrepreneur, business leader and philanthropist. One of our great mentors, Bud was an inspiration to all of us and he will be deeply missed.

Membership of Board Committees:
(1) Audit Committee; (2) Human Resources Committee; (3) Governance and Nominating Committee

Strengthening Corporate Governance

Brookfield believes strongly in good corporate governance. The board of directors of Brookfield encourages sound corporate governance practices designed to promote the well-being and ongoing development of the corporation, having always as its ultimate objective the best long-term interests of Brookfield and the enhancement of value for all shareholders.

     The charters for the board of directors and each of the standing committees are in compliance with the New York Stock Exchange rules on corporate governance (“NYSE Rules”), the provisions of the Sarbanes-Oxley Act of 2002 and Canadian securities laws. Although Brookfield is a Canadian company, we have chosen to comply with the NYSE Rules as they apply to U.S. domestic companies; however, we have elected to rely on an exemption from the NYSE Rules with respect to certain independence requirements. While the board believes that it has an appropriate mix of directors in order to effectively oversee the business plan and management’s performance, our commitment to shareholders is to continuously review our policies and practices and benchmark them against evolving legislation and acknowledged leaders in this area. Additional details of our corporate governance program are outlined on our Web site, Brookfieldproperties.com. We welcome any comments you may have on our corporate governance and investor relations programs.

Officers

CHAIRMEN

Gordon E. Arnell
Chairman

John E. Zuccotti
Co-Chairman

CORPORATE

Richard B. Clark
President and Chief Executive Officer

Kathleen G. Kane
Senior Vice President and General
Counsel and Secretary

Frederick T. Kelly
Senior Vice President and
Chief Investment Officer

Craig J. Laurie
Senior Vice President and
Chief Financial Officer

Melissa J. Coley
Vice President, Investor Relations

P. Keith Hyde
Vice President, Taxation

Stephanie A. Schembari
Vice President, Human Resources

Michael P. Sullivan
Vice President, Risk Management

T. Nga Trinh
Vice President and Controller

Gordon E. Widdes
Vice President, Information Technologies

PROPERTY OPERATIONS

UNITED STATES

Dennis H. Friedrich
President and Chief Operating Officer

Lawrence F. Graham
Executive Vice President, Development

Edward F. Beisner
Senior Vice President and Controller

Daniel M. Kindbergh
Senior Vice President, Operations

Jeremiah B. Larkin
Senior Vice President,
Director of Leasing

Michael D. Berman
Senior Vice President, Leasing

David Sternberg
Senior Vice President, Midwest and
Mountain Region

James E. Hedges
Senior Director, Strategic Initiatives

Brett M. Fox
Vice President and Associate Counsel

CANADA

Thomas F. Farley
President and Chief Operating Officer

Philip H. Mostowich
Executive Vice President, Eastern Region

Robert K. MacNicol
Senior Vice President, Leasing

Ian D. Parker
Senior Vice President, Asset Management

Scott E. Pennock
Senior Vice President, Asset Management

Rael L. Diamond
Vice President and Controller

N. Dwight Jack
Vice President, Leasing

RESIDENTIAL OPERATIONS

Alan Norris
President and Chief Executive Officer